Contents
Financial Summary	1
Highlights	3
Management’s Discussion and Analysis	5
Financial Statements	38
Five Year Detailed Statistical Review	66
Supplemental Information	68
Abbreviations & Definitions	69
Board of Directors	72
Officers	73
Corporate Information	74

       2017 FINANCIAL SUMMARY

	Three months ended		Twelve months ended
SELECTED FINANCIAL RESULTS	December 31,		December 31,
	2017	2016	2017	2016
Financial (000’s)
Net Income	$15,272	$840,325	$236,998	$397,416
Adjusted Funds Flow(4)	199,559	107,730	524,064	305,605
Dividends to Shareholders	7,264	7,214	29,033	35,439
Debt Outstanding – net of Cash and Restricted Cash	325,831	375,520	325,831	375,520
Capital Spending	116,827	57,462	458,015	209,135
Property and Land Acquisitions	3,805	118,452	13,276	126,126
Property Divestments	(1,385)	389,750	56,196	670,364
Debt to Adjusted Funds Flow Ratio(4)	0.6x	1.2x	0.6x	1.2x

Financial per Weighted Average Shares Outstanding
Net Income - Basic	$0.06	$3.49	$0.98	$1.75
Net Income - Diluted	0.06	3.43	0.96	1.72
Weighted Average Number of Shares Outstanding (000’s)	242,129	240,483	241,929	226,530

Selected Financial Results per BOE(1)(2)
Oil & Natural Gas Sales(3)	$41.72	$32.81	$36.93	$25.88
Royalties and Production Taxes	(10.65)	(7.60)	(8.91)	(5.77)
Commodity Derivative Instruments	(0.39)	1.12	0.28	2.36
Cash Operating Expenses	(6.42)	(7.22)	(6.39)	(7.31)
Transportation Costs	(3.20)	(3.44)	(3.60)	(3.14)
General and Administrative Expenses	(1.55)	(1.63)	(1.63)	(1.75)
Cash Share-Based Compensation	(0.01)	(0.17)	(0.03)	(0.09)
Interest, Foreign Exchange and Other Expenses	(1.17)	(0.97)	(1.24)	(1.28)
Current Tax Recovery	6.15	0.26	1.55	0.07
Adjusted Funds Flow(4)	$24.48	$13.16	$16.96	$8.97

	Three months ended		Twelve months ended
SELECTED OPERATING RESULTS	December 31,		December 31,
	2017	2016	2017	2016
Average Daily Production(2)
Crude Oil (bbls/day)	42,374	37,128	36,935	38,353
Natural Gas Liquids (bbls/day)	4,448	4,413	3,858	4,903
Natural Gas (Mcf/day)	250,607	284,515	263,506	299,214
Total (BOE/day)	88,590	88,960	84,711	93,125

% Crude Oil and Natural Gas Liquids	53%	47%	48%	46%

Average Selling Price(2)(3)
Crude Oil (per bbl)	$65.91	$53.91	$58.69	$44.84
Natural Gas Liquids (per bbl)	32.26	21.31	30.01	15.29
Natural Gas (per Mcf)	3.03	2.89	3.21	2.06

Net Wells Drilled	7	5	46	25
(1)	Non‑cash amounts have been excluded.
(2)	Based on Company interest production volumes. See “Basis of Presentation” section in the following MD&A.
(3)	Before transportation costs, royalties and commodity derivative instruments.
(4)	These non‑GAAP measures may not be directly comparable to similar measures presented by other entities. See “Non‑GAAP Measures” section in the following MD&A.

ENERPLUS 2017 FINANCIAL SUMMARY             1

	Three months ended		Twelve months ended
	December 31,		December 31,
Average Benchmark Pricing	2017	2016	2017	2016
WTI crude oil (US$/bbl)	$55.40	$49.29	$50.95	$43.32
AECO natural gas – monthly index (CDN$/Mcf)	1.96	2.81	2.43	2.09
AECO natural gas – daily index (CDN$/Mcf)	1.69	3.09	2.16	2.16
NYMEX natural gas – last day (US$/Mcf)	2.93	2.98	3.11	2.46
US/CDN average exchange rate	1.27	1.33	1.30	1.32

Share Trading Summary	CDN(1) – ERF	U.S.(2) – ERF
For the twelve months ended December 31, 2017	(CDN$)	(US$)
High	$13.35	$10.21
Low	$8.97	$6.52
Close	$12.31	$9.79

2017 Dividends per Share	CDN$	US$(1)
First Quarter Total	$0.03	$0.02
Second Quarter Total	$0.03	$0.02
Third Quarter Total	$0.03	$0.02
Fourth Quarter Total	$0.03	$0.02
Total Year to Date	$0.12	$0.08
(1)	CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

2             ENERPLUS 2017 FINANCIAL SUMMARY

       2017 HIGHLIGHTS

Financial and Operational Highlights

•

Fourth quarter 2017 production was 88,590 BOE/day, above the Company’s fourth quarter guidance of 86,000 to 88,000 BOE/day, and an increase of 12% from the third quarter of 2017. The Company’s crude oil and natural gas liquids production averaged 46,822 bbls/day in the fourth quarter, also above its fourth quarter guidance of 45,000 to 46,000 bbls/day, and an increase of 20% from the third quarter of 2017.

•

Full-year 2017 production averaged 84,711 BOE/day, including 40,793 bbls/day of crude oil and natural gas liquids (91% crude oil). Full-year production was just above the Company’s guidance of 84,000 BOE/day of total production and 40,500 bbls/day of crude oil and natural gas liquids.

•

The Company reported fourth quarter 2017 net income of $15.3 million, or $0.06 per diluted share. Net income was impacted by a $46.2 million non-cash deferred tax expense from the remeasurement of the Company’s U.S. deferred income tax assets for the U.S. federal income tax rate reduction from 35% to 21%. This expense was partially offset by the reversal of the valuation allowance previously recorded on the Alternative Minimum Tax (“AMT”) credit carryovers. Full year net income was $237.0 million compared to $397.4 million for the comparable 2016 period.

•

Fourth quarter 2017 adjusted funds flow was $199.6 million, which included $50.1 million related to a portion of the AMT refund expected as a result of the U.S. tax reform legislation enacted in December 2017. Excluding the impact of the AMT refund, Enerplus’ fourth quarter adjusted funds flow was $149.5 million, 65% higher than the previous quarter. Full year 2017 adjusted funds flow was $524.1 million, or $474.0 million excluding the impact of the AMT refund, representing a 55% increase compared to 2016.

•

The Company’s realized pricing in the Bakken and the Marcellus improved in 2017. Enerplus’ average Bakken crude oil price differential for the full year 2017 was US$3.72/bbl below WTI, a 50% improvement compared to 2016. Enerplus’ average Marcellus natural gas price differential for the full year 2017 was US$0.76/Mcf below NYMEX, an 18% improvement compared to 2016.

•

Enerplus continued to drive reductions to its cost structure in 2017 through divesting higher-cost assets and maintaining its focus on cost control and execution. Fourth quarter 2017 operating, transportation, and cash general and administrative (“G&A”) expenses per BOE were all lower compared to the prior quarter.

o	Operating expenses in the fourth quarter were $6.39/BOE, 5% lower compared to the prior quarter. Full year 2017 operating expenses were $6.37/BOE, 12% lower compared to 2016.

o

Transportation costs in the fourth quarter were $3.20/BOE, 11% lower compared to the prior quarter. Full year 2017 transportation costs were $3.60/BOE, 15% higher compared to 2016 primarily due to the increased weighting of U.S. production with higher associated transportation costs.

o	Cash G&A expenses in the fourth quarter were $1.55/BOE, 4% lower compared to the prior quarter. Full year 2017 cash G&A expenses were $1.63/BOE, 7% lower compared to 2016.

•	Capital spending was $116.8 million in the fourth quarter of 2017, bringing full year 2017 capital spending to $458.0 million, in line with the Company’s $450 million 2017 budget.

•

Enerplus further strengthened its financial position during 2017, reducing net debt by 13% year-over-year. Total debt net of cash at December 31, 2017 was $325.8 million. Total debt was comprised of $672.3 million in senior notes outstanding. The Company was undrawn on its $800 million bank credit facility and had a cash balance of $346.5 million. At December 31, 2017, Enerplus’ net debt to adjusted funds flow ratio was 0.6 times.

Reserves Highlights

•	Replaced 189% of 2017 production, adding 58.0 MMBOE (61% oil) of proved plus probable (“2P”) reserves from development activities (including revisions and economic factors).

•

Material reserves growth was realized in North Dakota and the Marcellus. The Company replaced 414% of 2017 North Dakota production, adding 42.2 MMBOE of 2P reserves and 132% of 2017 Marcellus production, adding 95.4 Bcf of 2P reserves (including revisions and economic factors).

ENERPLUS 2017 FINANCIAL SUMMARY             3

•

Finding and development (“F&D”) costs were $13.17/BOE for proved developed producing reserves, $11.32/BOE for proved reserves, and $9.68/BOE for 2P reserves, including future development costs (“FDC”).

•	Three-year average F&D costs were $9.66/BOE for proved developed producing reserves, $9.16/BOE for proved reserves, and $7.86/BOE for 2P reserves, including FDC.

•

Finding, development and acquisition (“FD&A) costs were $12.48/BOE for proved reserves and $10.98/BOE for 2P reserves, including FDC. 2017 divestments were generally comprised of lower-margin Canadian properties. No reserves were acquired in 2017.

•	Three-year average FD&A costs were $3.41/BOE for proved reserves and $1.05/BOE for 2P reserves, including FDC.

•	Total 2P reserves, net of divestments, were 397.4 MMBOE at year-end 2017, representing a 4% increase from year-end 2016. Excluding divestments, 2P reserves increased by 7% in 2017.

•	2P reserves were comprised of 48% crude oil, 5% natural gas liquids, and 47% natural gas at year-end 2017.

•	Total proved reserves account for 70% of 2P reserves. Proved developed producing reserves represent 67% of total proved reserves and 47% of 2P reserves.

•	Enerplus’ 2P reserves life index increased to 12.6 years at year-end 2017, from 12.3 years at year-end 2016.

4             ENERPLUS 2017 FINANCIAL SUMMARY

       MD&A

Exhibit 99.3

Management’s Discussion and Analysis (“MD&A”)

The following discussion and analysis of financial results is dated February 22, 2018 and is to be read in conjunction with the audited Consolidated Financial Statements (the “Financial Statements”) of Enerplus Corporation (“Enerplus” or the “Company”), as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under “Forward‑Looking Information and Statements” for further information. The following MD&A also contains financial measures that do not have a standardized meaning as prescribed by accounting principles generally accepted in the United States of America (“U.S. GAAP”). See “Non‑GAAP Measures” at the end of this MD&A for further information.

BASIS OF PRESENTATION

The Financial Statements and notes have been prepared in accordance with U.S. GAAP. All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included with the Financial Statements. Certain prior period amounts have been restated to conform with current period presentation.

Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE and oil and natural gas liquids (“NGL”) have been converted to thousand cubic feet of gas equivalent (“Mcfe”) based on 0.167 bbl:1 Mcfe. The BOE and Mcfe rates are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a company interest basis, being the Company’s working interest share before deduction of any royalties paid to others, plus the Company’s royalty interests, unless otherwise stated. Company interest is not a term defined in Canadian National Instrument 51‑101– Standards of Disclosure for Oil and Gas Activities (“NI 51‑101”) and may not be comparable to information produced by other entities. All reserves information presented herein has been prepared in accordance with NI 51-101 and is presented at December 31, 2017 unless otherwise stated.

In accordance with U.S. GAAP, oil and natural gas sales are presented net of royalties in the Financial Statements. Under International Financial Reporting Standards, industry standard is to present oil and natural gas sales before deduction of royalties and as such this MD&A presents production, oil and natural gas sales, and BOE measures before deduction of royalties to remain comparable with our peers.

The following table provides a reconciliation of our production volumes:

	Year ended December 31,
Average Daily Production Volumes	2017	2016	2015
Company interest production volumes
Crude oil (bbls/day)	36,935	38,353	41,639
Natural gas liquids (bbls/day)	3,858	4,903	4,763
Natural gas (Mcf/day)	263,506	299,214	360,733
Company interest production volumes (BOE/day)	84,711	93,125	106,524

Royalty volumes
Crude oil (bbls/day)	7,531	7,198	7,471
Natural gas liquids (bbls/day)	777	932	971
Natural gas (Mcf/day)	47,722	50,270	59,077
Royalty volumes (BOE/day)	16,262	16,508	18,288

Net production volumes
Crude oil (bbls/day)	29,404	31,155	34,168
Natural gas liquids (bbls/day)	3,081	3,971	3,792
Natural gas (Mcf/day)	215,784	248,944	301,656
Net production volumes (BOE/day)	68,449	76,617	88,236

ENERPLUS 2017 FINANCIAL SUMMARY             5

2017 FOURTH QUARTER OVERVIEW

Fourth quarter production averaged 88,590 BOE/day, exceeding our fourth quarter guidance of 86,000 – 88,000 BOE/day, and increasing 12% compared to third quarter production of 79,128 BOE/day. Our liquids production increased by 20% to 46,822 bbls/day from 38,926 bbls/day in the third quarter,  which exceeded our fourth quarter liquids guidance of 45,000 – 46,000 bbls/day. In the U.S., crude oil and liquids production increased during the fourth quarter with additional on-stream activity in North Dakota. Marcellus natural gas production was curtailed by 35,000 Mcf/day in October followed by strong unrestricted production in November and December as realized prices improved.

We reported net income of $15.3 million and adjusted funds flow of $199.6 million in the fourth quarter compared to net income of $16.1 million and adjusted funds flow of $90.4 million in the third quarter. Both net income and adjusted funds flow benefited from a $50.1 million Alternative Minimum Tax (“AMT”) credit carryover refund, which we expect to realize in 2018. Additionally, crude oil and natural gas sales, net of royalties, increased $75 million or 38% compared to the third quarter, with improved pricing and the impact of higher production volumes. With higher production volumes, we saw a slight increase in operating costs and production taxes. Net income was also impacted by unrealized foreign exchange losses on the translation of our U.S. denominated debt and working capital, a non-cash deferred tax expense of $70.6 million primarily related to the remeasurement of our deferred income tax asset resulting from the U.S. federal income tax rate reduction, and the reversal of a portion of the valuation allowances previously recorded on our deferred income tax asset.

During the fourth quarter of 2017 and the first quarter of 2018 we closed a portion of the previously announced sale of non-core Canadian properties with associated production of approximately 1,000 BOE/day for minimal proceeds.

Selected Fourth Quarter Canadian and U.S. Financial Results

	Three months ended			Three months ended
	December 31, 2017			December 31, 2016
(millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total
Average Daily Production Volumes(1)
Crude oil (bbls/day)	9,478	32,896	42,374	12,417	24,711	37,128
Natural gas liquids (bbls/day)	1,198	3,250	4,448	1,160	3,253	4,413
Natural gas (Mcf/day)	37,265	213,342	250,607	68,437	216,078	284,515
Total average daily production (BOE/day)	16,887	71,703	88,590	24,983	63,977	88,960

Pricing(2)
Crude oil (per bbl)	$57.05	$68.46	$65.91	$48.44	$56.66	$53.91
Natural gas liquids (per bbl)	44.07	27.91	32.26	36.33	15.96	21.31
Natural gas (per Mcf)	3.01	3.04	3.03	3.13	2.82	2.89

Capital Expenditures
Capital spending	$10.9	$105.9	$116.8	$10.2	$47.3	$57.5
Acquisitions	1.1	2.7	3.8	111.2	7.2	118.4
Divestments	0.9	0.5	1.4	(1.5)	(388.3)	(389.8)

Netback(3) Before Hedging
Oil and natural gas sales	$64.9	$275.2	$340.1	$78.9	$189.7	$268.6
Royalties	(13.9)	(55.1)	(69.0)	(11.0)	(40.1)	(51.1)
Production taxes	(0.7)	(17.1)	(17.8)	(0.4)	(10.6)	(11.0)
Cash operating expenses	(18.2)	(34.1)	(52.3)	(30.7)	(28.4)	(59.1)
Transportation costs	(2.9)	(23.3)	(26.2)	(3.2)	(25.0)	(28.2)
Netback before hedging	$29.2	$145.6	$174.8	$33.6	$85.6	$119.2

Other Expenses
Commodity derivative instruments loss/(gain)	$41.0	$—	$41.0	$33.0	$—	$33.0
General and administrative expense(4)	13.9	5.8	19.7	21.0	7.0	28.0
Current income tax recovery	—	(50.2)	(50.2)	—	(2.1)	(2.1)

(1)Company interest volumes.

(2)Before transportation costs, royalties and the effects of commodity derivative instruments.

(3)See “Non‑GAAP Measures” section in this MD&A.

(4)Includes share‑based compensation.

6             ENERPLUS 2017 FINANCIAL SUMMARY

Comparing the fourth quarter of 2017 with the same period in 2016:

•

Average daily production was 88,590 BOE/day, essentially unchanged from 2016 despite the divestment of non-core Canadian assets throughout 2017 and our non-operated North Dakota properties late in 2016 with combined production of 12,700 BOE/day. The divested production was fully offset with strong well performance from our increased capital spending program in 2017.

•	Our crude oil and natural gas liquids production increased to 53% of our total production mix in the fourth quarter of 2017 compared to 47% in the same period in 2016.
•

Our U.S. production increased by 12% to 71,703 BOE/day from 63,977 BOE/day, despite the divestment of our non-operated North Dakota properties on December 30, 2016, with production of approximately 5,000 BOE/day.

•

Capital spending increased to $116.8 million compared to $57.5 million in the fourth quarter of 2016. The majority of our capital investment in the fourth quarter was focused on our core areas, with spending of $85.0 million on our North Dakota crude oil properties, $15.2 million on our Marcellus natural gas properties, and $10.0 million on our Canadian crude oil waterflood properties.

•

Operating expenses decreased to $52.1 million ($6.39/BOE) compared to $58.5 million ($7.15/BOE) in the fourth quarter of 2016 as a result of the divestment of higher operating cost Canadian properties throughout 2016 and 2017, offset by increased costs in the U.S. related to our higher liquids production.

•

Cash general and administrative (“G&A”) expenses decreased to $12.6 million ($1.55/BOE) compared to $13.4 million ($1.63/BOE) in 2016 due to continued cost savings initiatives and the impact of staff reductions with the continued divestment of non-core assets.

•

We reported net income of $15.3 million in the fourth quarter of 2017 compared to net income of $840.3 million in the fourth quarter of 2016.  Net income decreased by $825.0 million primarily due to a non-cash deferred tax expense of $70.6 million in the fourth quarter of 2017 compared to a deferred tax recovery of $567.8 million for the same period in 2016. Net income in the fourth quarter of 2016 also benefited from a gain of $339.4 million on the sale of our non-operated North Dakota properties.

•

Adjusted funds flow increased to $199.6 million compared to $107.7 million in the fourth quarter of 2016. The increase in adjusted funds flow was a result of an AMT recovery of $50.1 million, higher realized commodity prices, and the combined impact of lower operating costs, lower G&A expenses, and lower interest charges.

2017 OVERVIEW AND 2018 OUTLOOK

Summary of Guidance and Results	Revised 2017 Guidance	2017 Results	2018 Guidance
Capital spending ($ millions)	$ 450	$ 458	$535 - 585
Average annual production (BOE/day)	84,000	84,711	86,000 – 91,000
Crude oil and natural gas liquids volumes (bbls/day)	40,500	40,793	46,000 – 50,000
Average royalty and production tax rate (% of oil and natural gas sales)	24%	24%	25%
Operating expenses (per BOE)	$ 6.50	$ 6.37	$ 7.00
Transportation costs (per BOE)	$ 3.70	$ 3.60	$ 3.60
Cash G&A expenses (per BOE)	$ 1.70	$ 1.63	$ 1.65

2017 Overview

We reinitiated growth in 2017, delivering total production growth of 14% and liquids growth of 39%, as measured from the first quarter of 2017 through the fourth quarter of 2017,  after adjusting for divestments. Notably, our North Dakota production increased 70%  throughout 2017 with increased capital investment and strong operational performance. These results were achieved while maintaining our balance sheet strength.

In 2017, our annual average production was 84,711 BOE/day with crude oil and liquids volumes of 40,793 bbls/day, exceeding our guidance targets of 84,000 BOE/day and 40,500 bbls/day, respectively. Our capital spending for the year totaled $458.0 million, in line with our guidance of $450 million. The majority of our spending  (87%) was focused on our liquids properties, primarily in North Dakota.

ENERPLUS 2017 FINANCIAL SUMMARY             7

Our realized sales price differentials improved during the year with additional industry pipeline capacity coming online in the Bakken and Marcellus in 2017. Our Bakken differential narrowed by $3.74/bbl or 50%, and our Marcellus differential narrowed by $0.17/Mcf or 18% when compared to 2016.

Operating expenses and cash G&A expenses were $6.37/BOE and $1.63/BOE, respectively, beating our guidance of $6.50/BOE and $1.70/BOE, respectively. The outperformance was a result of our ongoing cost saving initiatives and our continued effort to focus our business through the sale of higher cost non-core assets.

Net income for 2017 was $237.0 million, a decrease from net income of $397.4 million in 2016 primarily due to lower realized gains on asset divestments and an increase in deferred tax expense due to both the impact of the changes in U.S. tax legislation announced late in 2017 and higher net income before taxes.

Adjusted funds flow increased 71% to $524.1 million from $305.6 million in 2016. This included a current tax recovery of $50.1 million for an AMT refund expected in 2018, as a result of new U.S. tax legislation.  Net oil and gas sales also increased by $198.0 million largely due to higher realized commodity prices and narrower sales price differentials in both North Dakota and the Marcellus.

We continued to focus our portfolio during 2017, divesting higher operating cost properties with significant asset retirement liabilities. During the period, we divested of properties with associated production of approximately 7,700 BOE/day for $56.2 million in proceeds, and associated asset retirement obligations of $72.3 million.

Net debt at December 31, 2017 was $325.8 million, comprised of $672.3 million of senior notes less $346.5 million in cash. At December 31, 2017, we were undrawn on our $800 million senior unsecured bank credit facility and had a net debt to adjusted funds flow ratio of 0.6x.

2018 Outlook

Our focus in 2018 will be to continue to deliver sustainable and profitable growth and generate strong returns on capital, while maintaining our financial strength. We have increased our capital budget for 2018 to between $535 and $585 million, with the majority of capital being allocated to our North Dakota crude oil properties. With this further investment, we expect our production to grow 30% year-over-year in North Dakota, which is anticipated to contribute to our liquids production mix increasing to more than 55% of our total production in the second half of 2018.

Annual 2018 production is expected to average between 86,000 – 91,000 BOE/day, with crude oil and natural gas liquids production expected to average between 46,000 – 50,000 bbls/day. After adjusting for completed and announced divestments of non-core assets, we are targeting 2018 full year production growth of approximately 10% and liquids growth of approximately 20%, year-over-year.

We expect our Bakken and Marcellus sales price differentials to continue to improve in 2018 to approximately US$2.50/bbl below WTI and US$0.40/Mcf below NYMEX, respectively, as a result of the Dakota Access Pipeline being in service for a full year and further pipeline capacity additions planned for the Marcellus in 2018.

To support our 2018 capital program, we have increased our 2018 and 2019 crude oil hedging program to 65% and 61%, respectively, of our 2018 forecasted crude oil production, after royalties. We have also added natural gas hedges in 2018 for approximately 20% of our forecasted 2018 natural gas production, after royalties.

Operating expenses are expected to average approximately $7.00/BOE in 2018, modestly higher than 2017 levels as we expect to further increase our crude oil and liquids weighting throughout 2018. We expect 90% of our capital program will be directed to our crude oil assets, which have slightly higher operating cost metrics.

We expect cash G&A expenses and transportation costs for 2018 to average approximately $1.65/BOE and $3.60/BOE, respectively, consistent with 2017.

8             ENERPLUS 2017 FINANCIAL SUMMARY

RESULTS OF OPERATIONS

Production

Average Daily Production Volumes	2017	2016	2015
Crude oil (bbls/day)	36,935	38,353	41,639
Natural gas liquids (bbls/day)	3,858	4,903	4,763
Natural gas (Mcf/day)	263,506	299,214	360,733
Total daily sales (BOE/day)	84,711	93,125	106,524

Production in 2017 averaged 84,711 BOE/day and crude oil and liquids production averaged 40,793 BOE/day, exceeding our revised guidance of 84,000 BOE/day and 40,500 bbls/day, respectively, due to strong operational performance in both North Dakota and the Marcellus.

Annual average production decreased by 9% or 8,414 bbls/day compared to the prior year primarily due to non-core asset divestments in Canada throughout 2017 with combined production of approximately 7,700 BOE/day and the sale of 5,000 BOE/day from our U.S. non-operated North Dakota properties, which closed on December 30, 2016. The impact of these asset sales was offset by growth in our operated U.S. crude oil production due to additional investment in our North Dakota assets.

Our U.S. production in 2017 was similar to 2016 as strong well performance from our capital program offset the sale of our non-operated North Dakota properties and price related production curtailments in the Marcellus during the year.

Canadian production volumes decreased 7,996 BOE/day or 29% compared to the prior year, largely due to non-core asset divestments throughout 2017, offset somewhat by additional production from our Ante Creek crude oil waterflood property acquired late in 2016.

Our crude oil and natural gas liquids production accounted for 48% of our total average daily production in 2017, compared to 46% in 2016 and 44% in 2015.

Production for 2016 averaged 93,125 BOE/day, a decrease of 13% from 2015.  Production decreased primarily as a result of non-core Canadian natural gas divestments through the first three quarters of 2016, a reduced capital program with lower commodity prices, and the impact of price related production curtailments in the Marcellus.

2018 Guidance

We expect annual average production for 2018 of 86,000 – 91,000 BOE/day, including 46,000 – 50,000 bbls/day of crude oil and natural gas liquids. With an increased capital spending program of $535 - $585 million, we anticipate year-over-year production growth of 10% and liquids growth of 20%, after adjusting for divestments. This guidance includes the full year impact of our 2017 non-core divestments with associated production of approximately 7,700 BOE/day (66% natural gas), as well as the impact of expected first quarter 2018 divestments of certain non-core Canadian properties with production of approximately 600 BOE/day.

ENERPLUS 2017 FINANCIAL SUMMARY             9

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, adjusted funds flow and financial condition. The following table summarizes our average selling prices, benchmark prices and differentials:

Pricing (average for the period)	2017	2016	2015
Benchmarks
WTI crude oil (US$/bbl)	$50.95	$43.32	$48.80
AECO natural gas – monthly index ($/Mcf)	2.43	2.09	2.77
AECO natural gas – daily index ($/Mcf)	2.16	2.16	2.69
NYMEX natural gas – last day (US$/Mcf)	3.11	2.46	2.66
US/CDN average exchange rate	1.30	1.32	1.28
US/CDN period end exchange rate	1.26	1.34	1.38

Enerplus selling price(1)
Crude oil ($/bbl)	$58.69	$44.84	$48.43
Natural gas liquids ($/bbl)	30.01	15.29	18.06
Natural gas ($/Mcf)	3.21	2.06	2.15

Average benchmark differentials
MSW Edmonton – WTI (US$/bbl)	$(2.46)	$(3.21)	$(3.93)
WCS Hardisty – WTI (US$/bbl)	(11.98)	(13.84)	(13.52)
Transco Leidy monthly – NYMEX (US$/Mcf)	(0.96)	(1.15)	(1.52)
TGP Z4 300L monthly – NYMEX (US$/Mcf)	(1.03)	(1.21)	(1.58)
AECO monthly – NYMEX (US$/Mcf)	(1.26)	(0.89)	(0.50)

Enerplus realized differentials(1)
Canada crude oil – WTI (US$/bbl)	$(10.94)	$(13.21)	$(13.34)
Canada natural gas – NYMEX (US$/Mcf)	(0.62)	(0.80)	(0.44)
Bakken crude oil – WTI (US$/bbl)	(3.72)	(7.46)	(9.44)
Marcellus natural gas – NYMEX (US$/Mcf)	(0.76)	(0.93)	(1.37)
(1)	Before transportation costs, royalties and commodity derivative instruments.

CRUDE OIL AND NATURAL GAS LIQUIDS

Benchmark WTI prices in 2017 increased by 18% to US$50.95/bbl compared to 2016 as the reduction of approximately 1.8 MMbbl per day of production in 2017 by the Organization of Petroleum Exporting Countries (“OPEC”), along with strong global crude oil demand, helped to reduce much of the crude oil inventory overhang that depressed prices in 2016. WTI prices ended 2017 near their peak for the last three years at US$64.73/bbl. Our 2017 realized crude oil price averaged $58.69/bbl, a 31% increase compared to 2016. The strengthening of regional differentials for our crude oil produced both in Canada and more notably in North Dakota and Montana, helped improve our realized price more than the improvement in the WTI benchmark year-over-year.

Our Bakken sales price differentials narrowed by 50% in 2017, averaging US$3.72/bbl below WTI, beating our guidance of US$4.00/bbl below WTI.  The start-up of the Dakota Access Pipeline mid-year increased the demand for Bakken crude oil leading to a meaningful improvement in our sales price differential relative to WTI.  We expect the strength in differentials to continue in 2018 and our 2018 Bakken crude oil differential to average approximately US$2.50/bbl below WTI.

Canadian crude prices also strengthened during 2017, with both heavy and light differentials improving slightly compared to the prior year. For 2018, Canadian crude differentials are expected to trade significantly wider than what was realized in 2017 due to industry production exceeding regional demand and export pipeline capacity.

We realized an average of $30.01/bbl on our NGL production in 2017,  an increase of 96% when compared to 2016. Benchmark pricing for NGL’s improved dramatically in 2017 due to improving market fundamentals, particularly in the propane markets with increased exports offshore in the U.S.

NATURAL GAS

Our realized natural gas price averaged $3.21/Mcf in 2017, a 56% increase from 2016 realized prices, and significantly higher than the 26% increase in the NYMEX benchmark price and the 16% increase in the AECO monthly benchmark price compared to 2016. Our realized natural gas price outperformed the benchmark changes year-over-year due to stronger Marcellus basis differentials in 2017 and the positive impact of our multi-year term AECO physical sales which carry average fixed basis differentials of US$0.65/Mcf below NYMEX.

10             ENERPLUS 2017 FINANCIAL SUMMARY

In the Marcellus, the Tennessee Gas Pipeline Zone 4 - 300 Leg and Transco Leidy monthly benchmark differentials averaged US$1.03/Mcf and US$0.96/Mcf below NYMEX compared to US$1.21/Mcf and US$1.15/Mcf below NYMEX in 2016. The strengthening in local Marcellus prices was due to additional pipeline capacity coming into service, as well as higher weather-related demand in the region. Our realized portfolio sales price continues to benefit from a transportation contract where 30,000 Mcf/day of our production is priced at markets south of the Marcellus producing region, allowing us to realize sales prices closer to NYMEX pricing. This contributed to an average Marcellus realized sales price differential, before transportation costs, of US$0.76/Mcf below NYMEX for the year, better than our guidance of US$0.80/Mcf below NYMEX, and an 18% improvement from 2016. We expect our Marcellus natural gas realized differential to average US$0.40/Mcf below NYMEX in 2018 due to additional industry pipeline capacity planned to come on-stream in the year.

In Alberta, congestion on regional and export pipelines and continued industry production growth resulted in benchmark AECO monthly prices averaging US$1.26/Mcf below NYMEX in 2017 compared to US$0.89/Mcf below NYMEX in 2016. Our term AECO physical sales portfolio at prices much stronger than benchmark averages protected all of our western Canadian gas production from this significant price weakness throughout 2017, and will continue to do so during 2018 and 2019.

Monthly Crude Oil Prices

Monthly Natural Gas Prices

ENERPLUS 2017 FINANCIAL SUMMARY             11

FOREIGN EXCHANGE

The Canadian dollar strengthened throughout 2017 averaging 1.30 USD/CDN and closing the year at 1.26 USD/CDN compared to 1.34 USD/CDN at December 31, 2016. The improvement was driven primarily by signs of a strengthening Canadian economy and a series of increases in the Bank of Canada interest rates. The majority of our oil and natural gas sales are based on U.S. dollar denominated indices, and a stronger Canadian dollar relative to the U.S. dollar decreases the amount of our realized sales. Because we report in Canadian dollars, the stronger Canadian dollar also decreases our U.S. dollar denominated costs, capital spending and the interest cost of our U.S. dollar denominated senior notes.

Monthly USD/CDN Exchange Rate

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions.

As of February 20, 2018, we have hedged approximately 20,838 bbls/day of our crude oil production for 2018, which represents approximately 65% of our forecasted 2018 crude oil production, after royalties. For 2019, we have hedged 19,753 bbls/day, which represents approximately 61% of our crude oil production after royalties, based on the 2018 forecast. Our crude oil hedges are predominantly three way collars, which consist of a sold put, a purchased put and a sold call. When WTI prices settle below the sold put strike in any given month, the three way collars provide a limited amount of protection above the WTI index prices equal to the difference between the strike price of the purchased and sold puts. Overall, we continue to expect our crude oil hedge contracts to protect project economics and a significant portion of our adjusted funds flow.

As of February 20, 2018, we have hedged approximately 35,863 Mcf/day of our natural gas production for 2018 using NYMEX collars, which represents approximately 20% of our 2018 forecasted natural gas production, after royalties.

12             ENERPLUS 2017 FINANCIAL SUMMARY

The following is a summary of our financial contracts in place at February 20, 2018, expressed as a percentage of our anticipated production volumes after royalties, using the midpoint of our guidance range, for 2018:

	WTI Crude Oil (US$/bbl)(1)
	Jan 1, 2018 –	Feb 1, 2018 –	Apr 1, 2018 –	Jul 1, 2018 –	Oct 1, 2018 –	Jan 1, 2019 –	Apr 1, 2019 –
	Jan 31, 2018	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Dec 31, 2019
Swaps
Sold Swaps	$ 55.38	$ 58.32	$ 55.38	$ 53.73	$ 53.73	$ 53.73	-
%	16%	22%	16%	9%	9%	9%	-

Three Way Collars
Sold Puts	$ 42.83	$ 42.83	$ 42.92	$ 42.71	$ 42.74	$ 44.05	$ 44.09
%	40%	40%	46%	56%	62%	50%	62%
Purchased Puts	$ 53.04	$ 53.04	$ 52.90	$ 52.53	$ 52.48	$ 53.69	$ 53.94
%	40%	40%	46%	56%	62%	50%	62%
Sold Calls	$ 61.99	$ 61.99	$ 61.73	$ 61.22	$ 61.10	$ 63.44	$ 63.84
%	40%	40%	46%	56%	62%	50%	62%
(1)	Based on weighted average price (before premiums) assuming average annual production of 88,500 BOE/day for 2018 (at the mid-point of our guidance range), less royalties and production taxes of 25%.

	NYMEX Natural Gas (US$/Mcf)(1)
	Jan 1, 2018 –	Apr 1, 2018 –	Nov 1, 2018 –
	Mar 31, 2018	Oct 31, 2018	Dec 31, 2018
Collars
Purchased Puts	$ 2.75	$ 2.75	$ 2.75
%	16%	22%	16%
Sold Calls	$ 3.47	$ 3.38	$ 3.47
%	16%	22%	16%
(1)	Based on weighted average price (before premiums) assuming average annual production of 88,500 BOE/day for 2018 (at the mid-point of our guidance range), less royalties and production taxes of 25%.

We did not have any foreign exchange contracts in place during 2017 and 2016. In comparison, during 2015, we recorded realized foreign exchange losses of $39.2 million on foreign exchange costless collars and foreign exchange gains of $39.9 million and $3.3 million, on the unwind of our US$175 million foreign exchange swap and the final settlement of the foreign exchange swap on our US$54 million senior notes, respectively.

ACCOUNTING FOR PRICE RISK MANAGEMENT

Commodity Risk Management Gains/(Losses)
($ millions)	2017	2016	2015
Cash gains/(losses):
Crude oil	$0.9	$75.0	$217.2
Natural gas	7.7	5.3	70.5
Total cash gains	$8.6	$80.3	$287.7

Non-cash gains/(losses):
Crude oil	$(5.4)	$(96.2)	$(99.8)
Natural gas	11.1	(13.5)	(45.2)
Total non-cash gains/(losses)	$5.7	$(109.7)	$(145.0)
Total gains/(losses)	$14.3	$(29.4)	$142.7

(Per BOE)	2017	2016	2015
Total cash gains/(losses)	$0.28	$2.36	$7.40
Total non-cash gains/(losses)	0.18	(3.22)	(3.73)
Total gains/(losses)	$0.46	$(0.86)	$3.67

During 2017, we realized cash gains of $0.9 million on our crude oil contracts and $7.7 million on our natural gas contracts. Cash gains recorded on our natural gas contracts included a gain of $8.5 million on the unwind of a portion of our AECO-NYMEX basis physical contracts in conjunction with the sale of our Canadian non-core natural gas properties. In comparison, in 2016 we realized cash gains of $75.0 million on our crude oil contracts and $5.3 million on our natural gas contracts. During 2015, we realized cash gains of $217.2 million on our crude oil contracts and $70.5 million on our natural gas contracts. The cash gains in each year were due to contracts which provided floor protection above market prices.

ENERPLUS 2017 FINANCIAL SUMMARY             13

As the forward markets for crude oil and natural gas fluctuate, as new contracts are executed, and as existing contracts are realized, changes in fair value are reflected as either a non‑cash charge or gain to earnings. The fair value of our crude oil contracts was  a net liability position of $34.3 million, while the fair value of our natural gas contracts was a net asset position of $1.7 million, at December 31, 2017 (December 31, 2016 – net loss positions of $28.8 million and $9.5 million, respectively). The change in fair value of our crude oil and natural gas contracts represented losses of $5.4 million and gains of $11.1 million, respectively, during 2017 and losses of $96.2 million and $13.5 million, respectively, during 2016.

Revenues

($ millions)	2017	2016	2015
Oil and natural gas sales	$1,141.8	$882.1	$1,052.4
Royalties	(221.1)	(159.4)	(168.0)
Oil and natural gas sales, net of royalties	$920.7	$722.7	$884.4

Oil and natural gas sales revenue for 2017 totaled $1,141.8 million, an increase of 29% from $882.1 million in 2016. The increase in revenue was a result of the improvement in commodity prices and realized sales price differentials compared to the prior year, along with a higher crude oil and natural gas liquids weighting of 48% compared to 46% in 2016.

In 2016, oil and natural gas sales revenue decreased 16% to $882.1 million from $1,052.4 million in 2015. The decrease was a result of the continued decline in commodity prices in 2016 compared to the prior year, along with lower production due to our non-core asset divestments and lower capital spending.

Royalties and Production Taxes

($ millions, except per BOE amounts)	2017	2016	2015
Royalties	$221.1	$159.4	$168.0
Per BOE	$7.15	$4.67	$4.32

Production taxes	$54.3	$37.4	$50.9
Per BOE	$1.76	$1.10	$1.31
Royalties and production taxes	$275.4	$196.8	$218.9
Per BOE	$8.91	$5.77	$5.63

Royalties and production taxes (% of oil and natural gas sales)	24%	22%	21%

Royalties are paid to government entities, land owners and mineral rights owners. Production taxes include state production taxes, Pennsylvania impact fees, freehold mineral taxes and Saskatchewan resource surcharges. An increasing percentage of our production is from U.S. properties where royalty rates are generally higher and not as sensitive to commodity price levels.

Royalties and production taxes were in line with our revised guidance for 2017, averaging 24% of oil and natural gas sales, before transportation. Royalties and production taxes increased to $275.4 million in 2017 from $196.8 million in 2016 primarily due to an increase in realized crude oil and natural gas prices and higher  production volumes coming from our U.S. properties with a combined royalty and production tax rate of 26%. In 2016, royalties and production taxes decreased to $196.8 million from $218.9 million in the prior year primarily due to lower production volumes, decreased realized crude oil and natural gas prices and 1.5% rate reduction for production taxes in North Dakota.

2018 Guidance

We expect royalty and production taxes in 2018 to average 25% of our oil and gas sales, before transportation. The increase compared to 2017 is due to the higher percentage of U.S. production volumes as a result of additional capital spending and growth in our U.S. assets.

Operating Expenses

($ millions, except per BOE amounts)	2017	2016	2015
Cash operating expenses	$197.7	$249.0	$340.1
Non-cash (gains)/losses(1)	(0.6)	(1.1)	0.4
Total operating expenses	$197.1	$247.9	$340.5
Per BOE	$6.37	$7.27	$8.76
(1)	Non-cash (gains)/losses on fixed price electricity swaps.

14             ENERPLUS 2017 FINANCIAL SUMMARY

Operating expenses during 2017 were $197.1 million or $6.37/BOE, beating our guidance of $6.50/BOE and representing a reduction of $50.8 million from the previous year. The decrease is mainly attributable to continued divestments of higher operating cost Canadian properties combined with our cost saving initiatives. This was partly offset by an increase in our crude oil and natural gas liquids production weighting, which has slightly higher associated operating cost metrics.

Operating expenses during 2016 were $247.9 million or $7.27/BOE compared to $340.5 million or $8.76/BOE in 2015. The improvement resulted mainly from cost savings, lower repairs and maintenance costs and the divestment of higher operating cost Canadian properties throughout the year.

2018 Guidance

We expect operating expenses of $7.00/BOE in 2018. The modest increase from 2017 is a result of the expected increase in the corporate weighting of our higher operating cost liquids production.

Transportation Costs

($ millions, except per BOE amounts)	2017	2016	2015
Transportation costs	$111.3	$107.1	$114.7
Per BOE	$3.60	$3.14	$2.95

Transportation costs in 2017 increased on a per BOE basis to average $3.60/BOE, beating our guidance of $3.70/BOE, and an increase from $3.14/BOE in 2016 and $2.95/BOE in 2015.  Transportation costs have increased with growing U.S. production volumes which have higher associated transportation costs, as well as additional firm transportation commitments in the Marcellus that were incurred beginning in August of 2016.

2018 Guidance

We expect transportation costs to remain at $3.60/BOE in 2018, similar to 2017 levels.

Netbacks

The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the “Pricing” section of this MD&A. Certain prior period amounts have been reclassified to conform with current period presentation.

	Year ended December 31, 2017
Netbacks by Property Type	Crude Oil	Natural Gas	Total
Average Daily Production	44,496 BOE/day	241,290 Mcfe/day	84,711 BOE/day
Netback(1) $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(per BOE)
Oil and natural gas sales	$53.38	$3.12	$36.93
Royalties and production taxes	(13.89)	(0.57)	(8.91)
Cash operating expenses	(10.20)	(0.36)	(6.39)
Transportation costs	(2.21)	(0.86)	(3.60)
Netback before hedging	$27.08	$1.33	$18.03
Cash gains/(losses)	0.06	0.09	0.28
Netback after hedging	$27.14	$1.42	$18.31
Netback before hedging ($ millions)	$439.8	$117.6	$557.4
Netback after hedging ($ millions)	$440.7	$125.2	$566.0
(1)	See “Non‑GAAP Measures” in this MD&A.

ENERPLUS 2017 FINANCIAL SUMMARY             15

	Year ended December 31, 2016
Netbacks by Property Type	Crude Oil	Natural Gas	Total
Average Daily Production	47,206 BOE/day	275,538 Mcfe/day	93,125 BOE/day
Netback(1) $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(per BOE)
Oil and natural gas sales	$37.86	$2.26	$25.88
Royalties and production taxes	(9.38)	(0.34)	(5.77)
Cash operating expenses	(10.29)	(0.72)	(7.31)
Transportation costs	(1.97)	(0.72)	(3.14)
Netback before hedging	$16.22	$0.48	$9.66
Cash gains/(losses)	4.34	0.05	2.36
Netback after hedging	$20.56	$0.53	$12.02
Netback before hedging ($ millions)	$280.4	$48.8	$329.2
Netback after hedging ($ millions)	$355.3	$54.2	$409.5

	Year ended December 31, 2015
Netbacks by Property Type	Crude Oil	Natural Gas	Total
Average Daily Production	49,069 BOE/day	344,730 Mcfe/day	106,524 BOE/day
Netback(1) $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(per BOE)
Oil and natural gas sales	$43.67	$2.15	$27.07
Royalties and production taxes	(10.54)	(0.24)	(5.63)
Cash operating expenses	(11.98)	(1.00)	(8.75)
Transportation costs	(1.84)	(0.65)	(2.95)
Netback before hedging	$19.31	$0.26	$9.74
Cash gains/(losses)	12.13	0.56	7.40
Netback after hedging	$31.44	$0.82	$17.14
Netback before hedging ($ millions)	$345.7	$33.0	$378.7
Netback after hedging ($ millions)	$562.9	$103.5	$666.4
(2)	See “Non‑GAAP Measures” in this MD&A.

Crude oil and natural gas netbacks per BOE before hedging were higher during 2017 compared to 2016 and 2015 primarily due to higher crude oil and natural gas prices, improvements in our sales price differentials in North Dakota and the Marcellus,  as well as reductions to our operating expenses due in part to the sale of higher operating cost non-core Canadian assets. During 2017, our crude oil properties accounted for 79% and 78% of our netback before and after hedging, respectively.

General and Administrative Expenses

Total G&A expenses include cash G&A expenses and share‑based compensation (“SBC”) charges related to our long‑term incentive plans (“LTI plans”). See Note 10 and Note 13 to the Financial Statements for further details.

($ millions)	2017	2016	2015
Cash:
G&A expense	$50.5	$59.8	$81.3
Share-based compensation expense	1.0	3.1	0.9

Non-Cash:
Share-based compensation expense	22.6	27.0	19.6
Equity swap loss/(gain)	0.2	(3.6)	2.1
Total G&A expenses	$74.3	$86.3	$103.9

(Per BOE)	2017	2016	2015
Cash:
G&A expense	$1.63	$1.75	$2.09
Share-based compensation expense	0.03	0.09	0.02

Non-Cash:
Share-based compensation expense	0.73	0.80	0.51
Equity swap loss/(gain)	0.01	(0.11)	0.05
Total G&A expenses	$2.40	$2.53	$2.67

16             ENERPLUS 2017 FINANCIAL SUMMARY

Cash G&A expenses in 2017 totaled $50.5 million ($1.63/BOE), beating our guidance of $1.70/BOE and representing a decrease of 16% from $59.8 million ($1.75/BOE) in 2016. The reduction in 2017 was primarily due to continued cost savings initiatives and the impact of reductions in staff levels throughout 2016 and 2017, as we continued to divest of non-core assets and focus our business.

During the year, we reported cash SBC of $1.0 million ($0.03/BOE), a decrease of 68% compared to $3.1 million ($0.09/BOE) in 2016 due to the settlement of the final grants of our cash-settled Restricted Share Unit (“RSU”) plans in 2016.  The Deferred Share Unit (“DSU”) plan is our only remaining LTI plan that we intend to settle in cash. We recorded non‑cash SBC of $22.6 million ($0.73/BOE) in 2017 compared to $27.0 million ($0.80/BOE) in 2016. The decrease in non-cash SBC was a result of the performance multipliers on our Performance Share Unit (“PSU”) plans remaining unchanged from 2016.

Cash G&A expenses in 2016 were $59.8 million ($1.75/BOE), a decrease of 26% from $81.3 million ($2.09/BOE) in 2015.  Cash SBC expense was $3.1 million ($0.09/BOE) in 2016 compared to an expense of $0.9 million ($0.02/BOE) in 2015. We recorded non‑cash SBC of $27.0 million ($0.80/BOE) in 2016 compared to $19.6 million ($0.51/BOE) in 2015 due to an improvement in our performance multiplier, along with additional grants issued under the treasury-settled LTI plans.

We have hedged a portion of the outstanding cash‑settled units under our LTI plans. We recorded a non‑cash mark‑to‑market loss of $0.2 million on these hedges in 2017 (2016 – $3.6 million gain; 2015 – $2.1 million loss). As of December 31, 2017, we have 470,000 units hedged at a weighted average price of $16.89/share.

2018 Guidance

We expect our cash G&A expense to be $1.65/BOE in 2018,  which is consistent with 2017.

Interest Expense

Interest on our senior notes and bank credit facility in 2017 totaled $38.7 million compared to $45.4 million in 2016 and $66.5 million in 2015. Interest expense decreased 15% in 2017 when compared to 2016 due to being undrawn on our bank credit facility, the impact of the strengthening Canadian dollar on our U.S. denominated interest payments, and the first of five annual principal instalments of US$22 million on our US$110 million 7.97% senior notes paid during the second quarter of 2017.

Interest expense decreased 32% in 2016 compared to 2015 with a reduction in the principal amount of our outstanding senior notes following the repurchase of US$267 million of senior notes during the first half of 2016.

At December 31, 2017, we were undrawn on our $800 million bank credit facility and our debt consisted of fixed interest rate senior notes with a weighted average interest rate of 4.8%. See Note 7 to the Financial Statements for further details on outstanding notes.

Foreign Exchange

($ millions)	2017	2016	2015
Realized:
Foreign exchange (gain)/loss on settlements	$1.5	$0.1	$(8.7)
Translation of U.S. dollar cash held in Canada (gain)/loss	11.0	—	—
Unrealized loss/(gain)	(42.6)	(40.6)	182.6
Total foreign exchange loss/(gain)	$(30.1)	$(40.5)	$173.9
US/CDN average exchange rate	1.30	1.32	1.28
US/CDN period end exchange rate	1.26	1.34	1.38

We recorded a net foreign exchange gain of $30.1 million in 2017 compared to gains of $40.5 million and losses of $173.9 million in 2016 and 2015, respectively. Realized gains and losses relate primarily to day-to-day transactions recorded in foreign currencies, along with the translation of our U.S. dollar denominated cash held in Canada, while unrealized gains and losses are recorded on the translation of our U.S. dollar denominated debt and working capital at each period-end.

In 2017, we recorded a realized foreign exchange loss of $12.5 million, due to the strengthening of the Canadian dollar compared to a loss of $0.1 million in 2016. In 2015, the realized foreign exchange gain of $8.7 million included a gain of $39.9 million on the unwind of our US$175 million foreign exchange swaps and a gain of $3.3 million on the final settlement of our US$54 million senior notes and the corresponding foreign exchange swap. These gains were offset by cumulative losses of $39.2 million on our foreign exchange collars with final settlements in December 2015.

ENERPLUS 2017 FINANCIAL SUMMARY             17

Unrealized foreign exchange gains and losses are recorded on the translation of our U.S. dollar denominated debt and working capital at each period end.  Comparing December 31, 2017 to December 31, 2016, the Canadian dollar strengthened relative to the U.S. dollar, resulting in an unrealized gain of $42.6 million. See Note 11 to the Financial Statements for further details.

Capital Investment

($ millions)	2017	2016	2015
Capital spending	$458.0	$209.1	$493.4
Office capital	2.7	1.5	4.5
Sub-total	460.7	210.6	497.9
Property and land acquisitions	$13.3	$126.1	$9.5
Property divestments	(56.2)	(670.4)	(286.6)
Sub-total	(42.9)	(544.3)	(277.1)
Total(1)	$417.8	$(333.7)	$220.8
(1)	Excludes changes in non-cash investing working capital. See Note 17(b) of the Consolidated Financial Statements for additional information.

2017

Capital spending in 2017 totaled $458.0 million, in line with our guidance of $450 million. Our capital spending in 2017 was more than twice our spending levels in 2016, as we repositioned ourselves for growth. In 2017 we spent $343.0 million on our U.S. crude oil properties, $55.3 million on our Canadian crude oil properties, and $58.5 million on our Marcellus natural gas assets. In 2017, we added 58.0 MMBOE of gross proved plus probable reserves, replacing 189% of our 2017 production, before accounting for acquisitions and divestments.

We recorded net divestment proceeds of $56.2 million in 2017 consisting mainly of our second quarter sale of our Brooks waterflood property and Canadian shallow gas assets. Total divestments had combined production of 7,700 BOE/day and resulted in a $72.3 million reduction to future asset retirement obligations. Property and land acquisitions in 2017 totaled $13.3 million and included additional leases and minor undeveloped land.

2016

Capital spending in 2016 totaled $209.1 million, and was focused on our core areas with spending of $136.4 million on our North Dakota crude oil properties, $44.4 million on our Canadian crude oil waterflood properties and $24.3 million on our Marcellus natural gas assets.

We recorded net divestment proceeds of $670.4 million in 2016. In Canada, we sold properties consisting mainly of natural gas assets, which included certain Deep Basin natural gas properties and non-core properties in northwest Alberta with combined production of approximately 8,500 BOE/day. On December 30, 2016, we closed the sale of our non-operated assets in North Dakota with production of approximately 5,000 BOE/day for proceeds of $392.0 million, which was reported as restricted cash at December 31, 2016. Through our capital program in 2016 we added 43 MMBOE of gross proved plus probable reserves, replacing 126% of our 2016 production, before accounting for acquisitions and divestments.

Property and land acquisitions in 2016 totaled $126.1 million, largely due to our acquisition of a Canadian waterflood property for a purchase price of $110.3 million, net of closing adjustments.

2015

Capital spending in 2015 totaled $493.4 million and included spending of $302.3 million on our North Dakota crude oil properties, $115.7 million on our Canadian crude oil properties, $32.2 million on our Marcellus assets and $40.4 million on our Deep Basin properties in Canada. Through our capital program in 2015 we added 42 MMBOE of gross proved plus probable reserves, replacing 108% of our 2015 production, before accounting for acquisitions and divestments.

During 2015, we recorded net divestment proceeds of $286.6 million. In Canada, we divested of assets for combined proceeds of $198.9 million with production of approximately 4,900 BOE/day including the sale of our Pembina waterflood assets and certain non-core shallow gas assets with production of 2,700 BOE/day. In the U.S., we divested of assets for combined proceeds of $87.7 million with production of approximately 1,250 BOE/day, including the sale of a portion of our non‑operated North Dakota properties for proceeds of $80.4 million, and our operated Marcellus assets for proceeds of $3.5 million. Property and land acquisitions in 2015 totaled $9.5 million and included minor acquisitions of leases and undeveloped land.

18             ENERPLUS 2017 FINANCIAL SUMMARY

2018 Guidance

To deliver on our production and liquids growth targets of 10% and 20%, respectively, net of divestments, we are increasing our capital spending guidance for 2018 to $535 to $585 million, a 22% increase from 2017. Our spending is focused on our core areas, with approximately $420 million allocated to North Dakota, $60 million to our Marcellus gas properties and $60 million to our Canadian crude oil waterflood properties.

Gain on Asset Sales and Note Repurchases

We recorded gains of $78.4 million during 2017 related to the divestment of our Brooks waterflood property and Canadian shallow gas assets. In 2016, a gain of $559.2 million was recorded on asset divestments, which included a gain of $339.4 million on the fourth quarter sale of our non-operated North Dakota property. No gains were recorded on asset sales in 2015. Under full cost accounting rules, divestments of oil and natural gas properties are generally accounted for as adjustments to the full cost pool with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would significantly alter the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss must be recognized. Gains and losses are evaluated on a case by case basis for each asset sale, and future sales may or may not result in such treatment.

During 2017 we did not repurchase any of our senior notes. During the first half of 2016, we recorded a total gain of $19.3 million on the repurchase of US$267 million of outstanding senior notes at prices between 90% of par and par value.

Depletion, Depreciation and Accretion (“DD&A”)

($ millions, except per BOE amounts)	2017	2016	2015
DD&A expense	$250.8	$329.0	$508.2
Per BOE	$8.11	$9.65	$13.06

DD&A of property, plant and equipment (“PP&E”) is recognized using the unit‑of‑production method based on proved reserves. DD&A in 2017 decreased from 2016 mainly due to an increased weighting of U.S. production with lower depletion rates along with reserve additions for the year and the impact of the 2016 asset impairments. In 2016, DD&A decreased from the prior year mostly due to asset impairments recorded during 2016 and 2015 under the U.S. GAAP full cost ceiling test methodology.

Impairments

PP&E

($ millions)	2017	2016	2015
Canada cost centre	$—	$89.4	$286.7
U.S. cost centre	—	211.8	1,065.7
Total Impairments	$—	$301.2	$1,352.4

Under U.S. GAAP, the full cost ceiling test is performed on a country‑by‑country cost centre basis using estimated after‑tax future net cash flows discounted at 10% from proved reserves (“Standardized Measure”), using constant prices as defined by the U.S. Securities and Exchange Commission (“SEC”). SEC constant prices are calculated as the unweighted average of the trailing twelve first‑day‑of‑the‑month commodity prices. Standardized Measure is not related to our capital spending investment criteria and is not a fair value based measurement, but rather a prescribed accounting calculation. Under U.S. GAAP impairments are not reversed in future periods.

The trailing twelve month average crude oil and natural gas prices have improved throughout 2017 and no impairments were recorded. In comparison, trailing twelve month average commodity prices weakened significantly in 2016 and 2015, resulting in non‑cash impairments totaling $301.2 million and $1,352.4 million (before taxes), respectively.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in our ceiling test at December 31, 2017, 2016 and 2015:

	WTI Crude Oil	Exchange Rate	Edm Light Crude	U.S. Henry Hub	AECO Natural Gas
Year	US$/bbl	US/CDN	CDN$/bbl	Gas US$/Mcf	Spot CDN$/Mcf
2017	$51.34	1.30	$63.57	$2.98	$2.32
2016	$42.75	1.32	$52.26	$2.49	$2.17
2015	$50.28	1.27	$59.38	$2.58	$2.69

ENERPLUS 2017 FINANCIAL SUMMARY             19

Many factors influence the allowed ceiling value versus our net capitalized cost base, making it difficult to predict with reasonable certainty the value of impairment losses from future ceiling tests. For the next year, the primary factors include future first‑day‑of‑the‑month commodity prices, reserves revisions, our capital expenditure levels and timing, acquisition and divestment activity, as well as production levels, which affect DD&A expense. Although the twelve month average trailing commodity prices are below current levels, there is the potential for prices to decline, impacting the ceiling value which could result in further non-cash impairments.

Goodwill

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We perform a qualitative assessment of goodwill by evaluating potential indicators of impairment, and if it is more likely than not that the fair value of the reporting unit is less than its carrying value we perform quantitative impairment tests. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss) in the Financial Statements.

Our annual goodwill impairment assessments at December 31, 2017 and 2016 resulted in no impairment.

Asset Retirement Obligation

In connection with our operations, we incur abandonment and reclamation costs related to assets, such as surface leases, wells, facilities and pipelines. Total asset retirement obligations included on our balance sheet are based on management’s estimate of our net ownership interest, costs to abandon and reclaim and the timing of the costs to be incurred in future periods.

We have estimated the net present value of our asset retirement obligation to be $117.7 million at December 31, 2017, compared to $181.7 million at December 31, 2016. The decrease was largely due to the removal of $72.3 million or 40% of our asset retirement obligations which were related to asset divestments during 2017. See Note 8 to the Financial Statements for further information.

We take an active approach to managing our abandonment, reclamation and remediation obligations. During 2017, we spent $12.9 million (2016 – $8.4 million) on our asset retirement obligations and we expect to spend approximately $10.0 million in 2018. The majority of our abandonment and reclamation costs are expected to be incurred between 2025 and 2055. We do not reserve cash or assets for the purpose of funding our future asset retirement obligations. Any abandonment and reclamation costs are anticipated to be funded out of cash flow and available credit facilities.

Income Taxes

($ millions)	2017	2016	2015
Current tax expense/(recovery)	$(48.0)	$(2.4)	$(16.9)
Deferred tax expense/(recovery)	129.9	(234.8)	(150.6)
Total tax expense/(recovery)	$81.9	$(237.2)	$(167.5)

The total tax expense for 2017 includes the impact of the enactment of the U.S. Tax Cuts and Jobs Act ("Tax Legislation") on December 22, 2017. The Tax Legislation significantly modified the existing U.S. tax law including the reduction of the federal income tax rate to 21% from 35%, the repeal of corporate AMT and the ultimate refund of existing AMT credit carryovers. While most of these changes are effective January 1, 2018 and will positively impact our future after-tax earnings, we are required to recognize certain changes in income tax expense in 2017 as outlined below.

Our current tax recovery primarily relates to the reclassification of $50.1 million to income tax receivable from our deferred income tax asset for the portion of our AMT refund expected to be realized in 2018. The remaining $50.1 million in AMT refund is expected to be realized over the years 2019 to 2021.

The total tax expense in 2017 was $81.9 million compared to a $237.2 million total tax recovery in 2016. The recovery in 2016 was primarily due to the removal of a significant portion of our valuation allowance in both Canada and the U.S. due to higher projected future taxable income in both jurisdictions. In 2017, deferred tax expense includes $46.2 million from the remeasurement of our U.S. deferred income tax assets for the federal income tax rate reduction, net of the reversal of the valuation allowance previously recorded on our AMT credit carryovers. We assess the recoverability of our deferred income tax assets each period to determine whether it is more likely than not all or a portion of our deferred income tax assets will be realized. We consider available positive and negative evidence including future taxable income and reversing existing temporary differences in making this assessment. Our overall deferred income tax asset, net of valuation allowance, is $569.9 million at December 31, 2017 (2016 - $733.4 million). Our remaining valuation allowance is related to our net capital loss carryforward balance, as we do not anticipate future capital gains that will allow us to utilize these losses.

20             ENERPLUS 2017 FINANCIAL SUMMARY

Our estimated tax pools at December 31, 2017 are as follows:

Pool Type ($ millions)	2017
Canada
Canadian development expenditures (“CDE”)	$51
Canadian exploration expenditures (“CEE”)	237
Undepreciated capital costs (“UCC”)	121
Non-capital losses and other credits	414
$823
U.S.
Alternative minimum tax credit (“AMT”)	$100
Net operating losses	854
Depletable and depreciable assets	985
$1,939
Total tax pools and credits	$2,762
Capital losses	$1,223

LIQUIDITY AND CAPITAL RESOURCES

There are numerous factors that influence how we assess our liquidity and leverage including commodity price cycles, capital spending levels, acquisition and divestment plans, hedging and dividend levels. We also assess our leverage relative to our most restrictive debt covenant, which is a maximum senior debt to earnings before interest, taxes, depreciation, amortization, impairment and other non-cash charges (“adjusted EBITDA”) ratio of 3.5x for a period of up to six months, after which it drops to 3.0x. Our senior debt to adjusted EBITDA ratio increased to 1.2x at December 31, 2017 from 0.8x at December 31, 2016 as a result of a decrease in our trailing twelve month EBITDA, which benefited from significant gains recognized in 2016 on asset divestments and the repurchase of senior notes. Our net debt to adjusted funds flow ratio decreased to 0.6x at December 31, 2017 from 1.2x at December 31, 2016 as a result of the significant increase in our adjusted funds flow in 2017. Although it is not included in our debt covenants, the net debt to adjusted funds flow ratio is often used by investors and analysts to evaluate our liquidity.

We continued to strengthen our financial position in 2017, reducing our net debt by 13% over the twelve month period. Asset divestments throughout 2017 resulted in aggregate divestment proceeds of $56.2 million. This additional liquidity was used to fully repay our bank credit facility and to repay the first of five principal instalments of US$22 million on our US$110 million, 7.97% senior notes.

Total debt, net of cash and restricted cash, at December 31, 2017 was $325.8 million compared to $375.5 million at December 31, 2016. Total debt was comprised of $672.3 million in senior notes less $346.5 million in cash. Our next scheduled senior notes repayment of US$22 million is due in June 2018 with remaining maturities extending to 2026. At December 31, 2017, we were undrawn on our $800 million bank facility.

Our adjusted payout ratio, which is calculated as cash dividends plus capital and office expenditures divided by adjusted funds flow, was 93% for 2017 compared to 80% in 2016. After adjusting for net acquisition and divestment proceeds, our funding surplus for the year ended December 31, 2017 was $77.2 million compared to $603.8 million in 2016. We expect to continue to pay monthly dividends to our shareholders of $0.01 per share, however, if economic conditions change we may make adjustments.

Our working capital deficiency, excluding cash, restricted cash and current derivative assets and liabilities, increased to $107.6 million at December 31, 2017 from $94.4 million at December 31, 2016. We expect to finance our working capital deficit and our ongoing working capital requirements through cash, adjusted funds flow and our bank credit facility. In addition, we have sufficient liquidity to meet our financial commitments for the near term, as disclosed under “Commitments” below.

During the fourth quarter, we completed a one year extension of our $800 million senior, unsecured, covenant‑based bank credit facility, which now matures on October 31, 2020. There were no other amendments to the agreement terms or debt covenants. Drawn fees on our bank credit facility range between 150 and 315 basis points over Banker’s Acceptance rates, with current drawn fees of 150 basis points. The bank credit facility ranks equally with our senior unsecured covenant‑based notes.

At December 31, 2017 we were in compliance with all covenants under our bank credit facility and outstanding senior notes. Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com.

ENERPLUS 2017 FINANCIAL SUMMARY             21

The following table lists our financial covenants at December 31, 2017:

Covenant Description		December 31, 2017
Bank Credit Facility:	Maximum Ratio
Senior debt to adjusted EBITDA	3.5x	1.2x
Total debt to adjusted EBITDA	4.0x	1.2x
Total debt to capitalization	50%	21%

Senior Notes:	Maximum Ratio
Senior debt to adjusted EBITDA(1)	3.0x – 3.5x	1.2x
Senior debt to consolidated present value of total proved reserves(2)	60%	25%

Minimum Ratio
Adjusted EBITDA to interest	4.0x	14.7x

Definitions

“Senior Debt” is calculated as the sum of drawn amounts on our bank credit facility, outstanding letters of credit and the principal amount of senior notes.

“EBITDA” is calculated as net income less interest, taxes, depletion, depreciation, amortization, accretion and non‑cash gains and losses. EBITDA is calculated on a trailing twelve month basis and is adjusted for material acquisitions and divestments. EBITDA for the three months and the trailing twelve months ended December 31, 2017 were $161.6 million and $570.0 million, respectively.

“Total Debt” is calculated as the sum of Senior Debt plus subordinated debt. Enerplus currently does not have any subordinated debt.

“Capitalization” is calculated as the sum of total debt and shareholder’s equity plus a $1.1 billion adjustment related to our adoption of U.S. GAAP.

Footnotes

(1)	Senior Debt to adjusted EBITDA maximum ratio for the senior notes may increase to 3.5x for a period of 6 months, after which the ratio decreases to 3.0x.
(2)	Maximum debt to consolidated present value of total proved reserves is calculated annually on December 31 based on before tax reserves at forecast prices discounted at 10%.

Counterparty Credit

OIL AND NATURAL GAS SALES COUNTERPARTIES

Our oil and natural gas receivables are with customers in the oil and gas industry and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to numerous purchasers under normal industry sale and payment terms. A credit review process is in place to assess and monitor our counterparties’ creditworthiness on a regular basis. This process involves reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted, we obtain financial assurances such as letters of credit, parental guarantees or third party insurance to mitigate a portion of our credit risk. This process is utilized for both our oil and natural gas sales counterparties as well as our financial derivative counterparties.

FINANCIAL DERIVATIVE COUNTERPARTIES

We are exposed to credit risk in the event of non‑performance by our financial counterparties regarding our derivative contracts. We mitigate this risk by entering into transactions with major financial institutions, the majority of which are members of our bank syndicate. We have International Swaps and Derivatives Association (“ISDA”) agreements in place with the great majority of our financial counterparties. These agreements provide some credit protection by generally allowing parties to aggregate amounts owing to each other under all outstanding transactions and settle with a single net amount in the case of a credit event. To date we have not experienced any losses due to non‑performance by our derivative counterparties. All of our derivative counterparties are considered investment grade. At December 31, 2017, we had $3.9 million in mark-to-market assets offset by $38.5 million of mark‑to‑market liabilities resulting in a net liability position of $34.6 million.

Dividends

($ millions, except per share amounts)	2017	2016	2015
Cash dividends	$29.0	$35.4	$132.0
Per weighted average share (Basic)	$0.12	$0.16	$0.64

We reported total dividends of $29.0 million or $0.12 per share to our shareholders in 2017. During 2016 and 2015, we reported total dividends of $35.4 million or $0.16 per share and $132.0 million or $0.64 per share, respectively. Dividends for 2017 represented approximately 6% of adjusted funds flow, compared to approximately 12% in 2016 and 27% in 2015.

Effective with our April 2016 dividend, we reduced our monthly dividend to $0.01 per share. During 2015, we reduced our monthly dividend twice, from $0.09 per share to $0.05 per share in April and to $0.03 per share in December.

22             ENERPLUS 2017 FINANCIAL SUMMARY

The dividend is part of our strategy to create shareholder value; however, a sustained low price environment may impact our ability to pay dividends. We continue to monitor commodity prices and economic conditions and are prepared to make adjustments as necessary.

Shareholders’ Capital

	2017	2016	2015
Share capital ($ millions)	$3,386.9	$3,366.0	$3,133.5

Common shares outstanding (thousands)	242,129	240,483	206,539
Weighted average shares outstanding – basic (thousands)	241,929	226,530	206,205
Weighted average shares outstanding – diluted (thousands)	247,874	231,293	206,205

During 2017, a total of 1,646,000 shares (2016 – 594,000; 2015 – 807,000) and $21.0 million of additional equity (2016 – $9.4 million; 2015 – $13.3 million) was issued pursuant to the treasury‑settled LTI plans. For further details see Note 13 to the Financial Statements.

On May 31, 2016, 33,350,000 common shares were issued at a price of $6.90 per share for gross proceeds of $230.1 million ($220.4 million, net of issue costs before tax).

At February 22, 2018, we had 243,602,915 shares outstanding. In addition, an aggregate of 11,538,849 common shares may be issued to settle outstanding grants under the PSU, RSU, and stock option plans, assuming the maximum payout multiplier of 2.0 times for the PSUs.

Commitments

At December 31, 2017 we had the following minimum annual commitments:

							Total
		Minimum Annual Commitment Each Year					Committed
($ millions)	Total	2018	2019	2020	2021	2022	after 2022
Senior notes(1)	$672.4	$27.7	$57.7	$102.6	$102.6	$126.4	$255.4
Transportation commitments	249.2	28.1	26.5	22.7	19.8	17.7	134.4
Processing commitments	26.3	10.1	3.5	3.2	1.5	1.5	6.5
Drilling and completions	66.1	50.9	7.6	7.6	—	—	—
Office lease commitments	74.9	11.8	10.5	10.6	10.7	10.7	20.6
Sublease recoveries	(16.7)	(3.0)	(3.3)	(3.1)	(3.0)	(1.9)	(2.4)
Net office lease commitments	58.2	8.8	7.2	7.5	7.7	8.8	18.2
Total commitments(2)(3)	$1,072.2	$125.6	$102.5	$143.6	$131.6	$154.4	$414.5
(1)	Interest payments have not been included.
(2)

Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(3)	US$ commitments have been converted to CDN$ using the December 31, 2017 foreign exchange rate of 1.2571.

In the Marcellus, we have firm transportation agreements in place for approximately 66,000 Mcf/day, which expire between 2020 and 2036. This includes the agreement for additional interstate pipeline capacity on the Tennessee Gas Pipeline from our Marcellus producing region to downstream connections that became effective in August 2016. Under this agreement, we are committed to a US$0.63/Mcf demand toll for 30,000 Mcf/day of natural gas until mid-2027, reducing to 15,000 Mcf/day for an additional 9 years, with a total estimated transportation commitment of $122.4 million extending to 2036. We have also entered into a binding contract for five years of firm transportation capacity for 30,000 Mcf/day on the PennEast pipeline project. This project has been approved by the Federal Energy Regulatory Commission, however it is currently awaiting state level approvals with an expected in-service date of 2019.

In Canada, we have various firm transportation agreements for approximately 3,200 BOE/day of our crude oil and natural gas liquids production in 2018, decreasing to approximately 1,600 BOE/day on average from 2019 to 2027. We also have firm natural gas transportation contracts in 2018 for approximately 69,000 Mcf/day. At December 31, 2017, we have firm natural gas liquids fractionation contracts for 1,125 BOE/day through 2027.

Our Canadian office lease is committed to 2024 and our U.S. office lease expires in 2019. Annual costs of these lease commitments include rent and operating fees. Our office lease commitments are shown net of sublease agreements, which we entered into to reduce our obligations.

Our commitments and contingencies are more fully described in Note 15 to the Financial Statements.

ENERPLUS 2017 FINANCIAL SUMMARY             23

SELECTED ANNUAL CANADIAN AND U.S. FINANCIAL RESULTS

	Year ended			Year ended
	December 31, 2017			December 31, 2016
(millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total
Average Daily Production Volumes(1)
Crude oil (bbls/day)	10,779	26,156	36,935	13,089	25,264	38,353
Natural gas liquids (bbls/day)	1,193	2,665	3,858	1,408	3,495	4,903
Natural gas (Mcf/day)	46,228	217,278	263,506	79,057	220,157	299,214
Total average daily production (BOE/day)	19,677	65,034	84,711	27,673	65,452	93,125

Pricing(2)
Crude oil (per bbl)	$51.87	$61.50	$58.69	$39.91	$47.39	$44.84
Natural gas liquids (per bbl)	38.13	26.38	30.01	27.52	10.36	15.29
Natural gas (per Mcf)	3.30	3.19	3.21	2.20	2.00	2.06

Capital Expenditures
Capital spending	$56.5	$401.5	$458.0	$44.4	$164.7	$209.1
Acquisitions	4.7	8.6	13.3	114.4	11.7	126.1
Divestments	(56.6)	0.4	(56.2)	(281.0)	(389.4)	(670.4)

Netback(3) Before Hedging
Oil and natural gas sales	$276.3	$865.5	$1,141.8	$269.2	$612.9	$882.1
Royalties	(49.3)	(171.8)	(221.1)	(35.8)	(123.6)	(159.4)
Production taxes	(3.3)	(51.0)	(54.3)	(2.5)	(34.9)	(37.4)
Cash operating expenses	(82.1)	(115.6)	(197.7)	(135.7)	(113.3)	(249.0)
Transportation costs	(13.3)	(98.0)	(111.3)	(14.0)	(93.1)	(107.1)
Netback before hedging	$128.3	$429.1	$557.4	$81.2	$248.0	$329.2

Other Expenses
Commodity derivative instruments loss/(gain)(4)	$(14.3)	$—	$(14.3)	$29.4	$—	$29.4
General and administrative expense(5)	48.9	25.4	74.3	63.9	22.4	86.3
Current income tax expense/(recovery)	(0.4)	(47.6)	(48.0)	(0.7)	(1.7)	(2.4)
(1)	Company interest volumes.
(2)	Before transportation costs, royalties and the effects of commodity derivative instruments.
(3)	See “Non‑GAAP Measures” section in this MD&A.
(4)	Includes realized and unrealized gains and losses on commodity derivative instruments.
(5)	Includes share‑based compensation.

THREE YEAR SUMMARY OF KEY MEASURES

($ millions, except per share amounts)	2017	2016	2015
Oil and natural gas sales, net of royalties	$920.7	$722.7	$884.4
Net income/(loss)	237.0	397.4	(1,523.4)
Per share (Basic)	0.98	1.75	(7.39)
Per share (Diluted)	0.96	1.72	(7.39)
Adjusted funds flow(1)	524.1	305.6	493.1
Cash dividends(2)	29.0	35.4	132.0
Per share (Basic)(2)	0.12	0.16	0.64
Total assets	2,645.8	2,638.9	2,581.2
Long-term debt, net of cash and restricted cash	325.8	375.5	1,216.2
(1)	See “Non-GAAP Measures” section of this MD&A.
(2)	Calculated based on dividends paid or payable. Cash dividends to shareholders per share may not correspond to actual dividends as a result of using the annual weighted average shares outstanding.

24             ENERPLUS 2017 FINANCIAL SUMMARY

2017 versus 2016

Net oil and natural gas sales were $920.7 million in 2017 compared to $722.7 million in 2016 due to higher realized commodity prices, offset by the impact of lower production volumes as a result of our asset divestments over that period.

We reported net income of $237.0 million in 2017 compared to $397.4 million in 2016.  The decrease in 2017 was primarily due to a $480.8 million decrease in gains being recorded on the divestment of assets during the period and a gain recorded in 2016 for $19.3 million related to the prepayment of senior notes. We also recorded a deferred tax expense of $129.9 million in 2017 compared to a deferred tax recovery of $234.8 million in 2016, due to higher net income before taxes and the impact of the U.S. Tax Legislation on our U.S. deferred income tax assets.

Adjusted funds flow increased 71% to $524.1 million in 2017 from $305.6 million in 2016. The increase was mainly due to a $198.0 million increase in net oil and gas natural gas sales, a $50.1 million AMT credit carryover refund, lower operating costs, interest, and cash G&A expenses, offset by lower realized cash gains on commodity hedges.

2016 versus 2015

In 2016, net oil and natural gas sales and adjusted funds flow decreased compared to 2015, due to weak commodity price and lower production volumes as a result of our non-core asset divestments and reduced capital spending. We reported net income of $397.4 million in 2016 compared to a net loss of $1,523.4 million in 2015, primarily as a result of decreases in non-cash impairment charges of $1,051.3 million and in DD&A of $179.2 million recorded on our crude oil and natural gas assets, and non‑cash gains of $578.5 million on asset divestments and the prepayment of senior notes.

QUARTERLY FINANCIAL INFORMATION

	Oil and
	Natural Gas
	Sales, Net of	Net	Net Income/(Loss) Per Share
($ millions, except per share amounts)	Royalties	Income/(Loss)	Basic	Diluted
2017
Fourth Quarter	$271.1	$15.3	$0.06	$0.06
Third Quarter	196.1	$16.1	$0.07	$0.07
Second Quarter	225.7	129.3	0.53	0.52
First Quarter	227.8	76.3	0.32	0.31
Total 2017	$920.7	$237.0	$0.98	$0.96
2016
Fourth Quarter	$217.4	$840.3	$3.49	$3.43
Third Quarter	188.3	(100.7)	(0.42)	(0.42)
Second Quarter	174.3	(168.5)	(0.77)	(0.77)
First Quarter	142.7	(173.7)	(0.84)	(0.84)
Total 2016	$722.7	$397.4	$1.75	$1.72

Oil and natural gas sales, net of royalties, increased  in 2017 compared to 2016 due to an increase in realized commodity prices, offset by a decrease in production due to non-core asset divestments. Net income for 2017 decreased to $237.0 million from $397.4 million in 2016, due to lower gains recorded on asset divestments, along with an increase in deferred tax expense. Net income was higher in the second quarter of 2017 due to a $78.4 million gain recorded on the divestment of certain Canadian assets.

During 2016, the impact of weak commodity prices and lower production with non-core asset divestments, resulted in lower oil and natural gas sales, net of royalties.  The lower commodity price environment, combined with non-cash impairment charges contributed to net losses in the first through third quarter of 2016.  In the fourth quarter of 2016 a portion of our valuation allowance was removed on our deferred income tax assets resulting in a significant deferred income tax recovery and net income.

ENVIRONMENT

We strive to carry out our activities and operations in compliance with all applicable regulations and best industry practices. Our operations are subject to laws and regulations concerning pollution, protection of the environment and the handling of hazardous materials and waste. We set corporate targets and mandates to improve environmental performance and execute environmental initiatives to become more energy efficient and to reduce, reuse and recycle water and minimize waste.

ENERPLUS 2017 FINANCIAL SUMMARY             25

We have a Safety and Social Responsibility Policy (“S&SR Policy”), which articulates our commitment to health and safety, stakeholder engagement, environmental and regulatory compliance. Our Board of Directors and President & Chief Executive Officer are ultimately accountable for ensuring compliance with the S&SR Policy. The Safety & Social Responsibility Committee of our Board of Directors (the “S&SR Committee”) is responsible for overseeing our S&SR performance, ensuring there are adequate systems in place to support ongoing compliance, and to plan and execute the Company’s activities in a safe and socially responsible manner.

We have established processes and programs designed to evaluate and minimize health, safety, and environmental risks, and strive for continuous improvement in our S&SR performance. We also actively participate in industry recognized programs that support our sustainability goals.

The S&SR Policy articulates our commitment to protecting the health and safety of all persons and communities involved in, or affected by, our business activities, and articulates our commitment to the environment. It states we endeavor to: (i) proactively manage our impact on the environment and consider innovative improvement opportunities; (ii) work to reduce our environmental impact in the areas in which we operate; (iii) improve our water and land use practices; (iv) limit the waste we generate; (v) prevent and manage environmental releases; (vi) provide transparent disclosure; and (vii) provide resources and training to meet our environmental commitments. Our commitment to building meaningful and transparent relationships, engaging with our stakeholders, and adhering to responsible development of resources and regulatory compliance is also stated.

We intend to continue to improve energy efficiencies and proactively manage our greenhouse gas emissions in compliance with applicable government regulations, including regulations enacted at the provincial, state, and federal levels in which we operate.

There are inherent risks of spills and pipeline leaks at our operating sites and clean‑up costs may be significant. However, we have active site inspection, corrosion risk management and asset integrity management programs to help minimize this risk. In addition, we carry environmental insurance to help mitigate the cost of releases should they occur.

Some of our operations use hydraulic fracturing techniques, which involves the injection of pressurized fluids, sand, and small amounts of additives into a well bore. Government and regulatory agencies continue to frame regulations related to this process. We believe we are in compliance with all current government regulations and industry best practices in the U.S. and Canada.

The S&SR Committee regularly reviews health, safety, environmental and regulatory updates, and risks. At present, we believe we are, and expect to continue to be, in compliance with all material applicable environmental laws and regulations and we have included appropriate amounts in our capital expenditure budget to continue to meet our ongoing environmental obligations. However, increased capital and operating costs may be incurred if regulations in Canada or the U.S. impose more stringent compliance requirements.

Annually, we publish a Corporate Sustainability Report in accordance with the Global Reporting Initiative (GRI) international standard. The report summarizes our environmental, safety, social responsibility and governance performance, and can be found on our website at www.enerplus.com.

Overall, we strive to operate in a socially responsible manner and believe our health, safety and environmental initiatives and performance confirm our ongoing commitment to environmental stewardship and the health and safety of our employees, contractors, and the public in the communities in which we operate.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

26             ENERPLUS 2017 FINANCIAL SUMMARY

Oil and Natural Gas Properties and Reserves

Enerplus follows the full cost method of accounting for oil and natural gas properties. The process of estimating reserves is critical in determining several accounting estimates including the Company’s depletion, ceiling test, valuation allowance and gain or loss calculations. Estimating reserves requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs and royalty burdens change. Reserves estimates impact net income through depletion, the determination of asset retirement obligation and the application of impairment tests. Revisions or changes in reserves estimates can have either a positive or a negative impact on net income.

Asset Impairment

Ceiling Test

Under the full cost method of accounting for Property, Plant and Equipment, we are subject to quarterly calculations of a ceiling or limitation on the amount of our oil and natural gas properties that can be capitalized on our balance sheet by cost centre. If the net capitalized costs of our oil and natural gas properties exceed the cost centre ceiling, we are subject to a ceiling test write‑down to the extent of such excess. These write‑downs reduce net income and impact shareholders’ equity in the period of occurrence and result in lower depletion expense in future periods. The volume and discounted present value of our proved reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. However, the associated prices of oil and natural gas that are used to calculate the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that we use the unweighted arithmetic average price of oil and natural gas as of the first day of each month for the 12‑month period ending at the balance sheet date. If average oil and natural gas prices decline, or if we have downward revisions to our estimated proved reserves, it is possible that further write‑downs of our oil and natural gas properties could occur in the future. Under U.S. GAAP impairments are not reversed in future periods.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than its related fair value then goodwill is written down to the reporting unit’s implied fair value of goodwill. The fair value used in the impairment test is based on estimates of discounted future cash flows which involve assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates.

Income Taxes

Management makes certain estimates in calculating deferred tax assets and liabilities, as well as income tax expense. These estimates often involve judgment regarding differences in the timing and recognition of revenue and expense for tax and financial reporting purposes as well as the tax basis of our assets and liabilities at the balance sheet date before tax returns are completed. Additionally, we must assess the likelihood we will be able to recover or utilize our deferred tax assets. We must record a valuation allowance against a deferred tax asset where all or a portion of that asset is not expected to be realized. In evaluating whether a valuation allowance should be applied, we consider evidence such as future taxable income, among other factors, both positive and negative. This determination involves numerous judgments and assumptions and includes estimating factors such as commodity prices, production and other operating conditions. If any of those factors, assumptions or judgments change, the deferred tax asset could change, and in particular decrease in a period where we determine it is more likely than not that the asset will not be realized. Alternatively, a valuation allowance may be reversed where it is determined it is more likely than not that the asset will be realized.

Asset Retirement Obligation

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and depleted over its useful life. There are uncertainties related to asset retirement obligations and the impact on the financial statements could be material as the eventual timing and costs for the obligations could differ from our estimates. Factors that could cause our estimates to differ include any changes to laws or regulations, reserves estimates, costs and technology.

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Business Combinations

Management makes various assumptions in determining the fair value of any acquired company’s assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we, and independent evaluators, estimate oil and gas reserves and future prices of crude oil and natural gas.

Derivative Financial Instruments

We utilize derivative financial instruments to manage our exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Fair values of derivative contracts fluctuate depending on the underlying estimate of future commodity prices, foreign currency exchange rates, interest rates and counterparty credit risk.

RECENT U.S. GAAP ACCOUNTING AND RELATED PRONOUNCEMENTS

Refer to Note 2(o) in our Financial Statements for a detailed listing of Standards and Interpretations that were issued but not yet effective at December 31, 2017.

RISK FACTORS AND RISK MANAGEMENT

Commodity Price Risk

Our operating results and financial condition are dependent on the prices we receive for our crude oil, natural gas liquids, and natural gas production. These prices have fluctuated widely in response to a variety of factors including global and domestic supply and demand of crude oil, natural gas and natural gas liquids, economic conditions including currency fluctuations, weather conditions, the level of consumer demand, the ability to export oil and liquefied natural gas and natural gas liquids from North America and the supply and price of imported oil and liquefied natural gas, the production and storage levels of North American crude oil, natural gas and natural gas liquids, political stability, transportation facilities, availability of processing, fractionation and refining facilities, the effect of world-wide energy conservation and greenhouse gas reduction measures, the price and availability of alternative fuels and existing and proposed changes to government regulations.

A future decline in crude oil or natural gas prices may have a material adverse effect on our operations and cash flows, financial condition, borrowing ability, levels of reserves and resources and the level of expenditures for the development of our oil and natural gas reserves or resources. Certain oil or natural gas wells may become or remain uneconomic to produce if commodity prices are low, thereby impacting our production volumes, or our desire to market our production in unsatisfactory market conditions. Furthermore, we may be subject to the decisions of third party operators who, independently and using different economic parameters, may decide to curtail or shut-in jointly owned production.

We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas, natural gas liquids and crude oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Furthermore, we may use financial derivative instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase. At February 20, 2018, approximately  65% of our 2018 forecasted crude oil production, net of royalties, and 20% of our 2018 forecasted natural gas production, net of royalties, are hedged at price levels disclosed in the “Price Risk Management” section above. For 2019 we have also hedged approximately 61%, of our forecasted 2018 crude oil production, net of royalties.  Refer to the “Price Risk Management” section for further details on our price risk management program.

Risk of Increased Capital or Operating Costs

Higher capital or operating costs associated with our operations will directly impact our capital efficiencies and cash flow. Capital costs of completions, specifically the costs of proppant, and operating costs such as electricity, chemicals, supplies, energy services and labour costs, are a few of the costs that are susceptible to material fluctuation. Although we have a portion of our 2018 capital and operating costs protected with existing agreements and contract reopeners, changing regulatory conditions, such as those in the U.S. requiring that certain raw materials be sourced from the U.S., may result in higher than expected supply costs.

Risk of Curtailed or Shut-in Production

Should we be required to curtail or shut‑in production as a result of low commodity prices, environmental regulation or third party operational practices, it could result in a reduction to cash flow and production levels, and may result in additional operating and capital costs for the well to achieve prior production levels. In addition, curtailments or shut‑ins may cause damage to the

28             ENERPLUS 2017 FINANCIAL SUMMARY

reservoir and may prevent us from achieving production and operating levels that were in place prior to the curtailment or shutting‑in of the reservoir. With regard to curtailment, although regional pipeline capacity has increased over the past several years, sales gas infrastructure capacity in northeastern Pennsylvania remains constrained relative to the amount of natural gas that can be produced. Combined with the ongoing volatility in natural gas prices, this may result in continued discounted prices and an ongoing risk of price-related production curtailments.

Regulatory Risk and Greenhouse Gas Emissions

Government royalties, environmental laws and regulatory requirements can have a significant financial and operational impact on us. As an oil and gas producer, we operate under federal, provincial, state and municipal legislation and regulation that govern such matters as royalties, land tenure, prices, production rates, various environmental protection controls, well and facility design and operation, income taxes, and the exportation of crude oil, natural gas and other products. We may be required to apply for regulatory approvals in the ordinary course of business. To the extent that we fail to comply with applicable government regulations or regulatory approvals, we may be subject to compliance and enforcement actions that are either remedial or punitive to deter future noncompliance. Such actions include fines or fees, notices of noncompliance, warnings, orders, curtailment, administrative sanctions, and prosecution.

Government regulations may be changed from time to time in response to economic or political conditions, including the election of new state, provincial or federal leaders. Additionally, our entry into new jurisdictions or adoption of new technology may attract additional regulatory oversight which could result in higher costs or require changes to proposed operations. Canadian and U.S. governments have enhanced their oversight and reporting obligations associated with fracturing procedures and increased their scrutiny of the usage and disposal of chemicals and water used in fracturing procedures. Additionally, various levels of Canadian and U.S. governments are considering or have implemented legislation to reduce emissions of greenhouse gases, including volatile organic compounds (“VOC”), and methane gas emissions.

The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations could negatively impact the development of oil and gas properties and assets, reduce demand for crude oil and natural gas or impose increased costs on oil and gas companies including taxes, fees or other penalties.

Although we have no control over these regulatory risks, we continuously monitor changes in these areas by participating in industry organizations, conferences, exchanging information with third party experts and employing qualified individuals to assess the impact of such changes on our financial and operating results. Accordingly, while we continue to prepare to meet the potential requirements at each of the provincial, state and federal levels, the actual cost impact and its materiality to our business remains uncertain.

Access to Field Services

Our ability to drill, complete and tie‑in wells in a timely manner may be impacted by our access to service providers and supplies. Activity levels in each area may limit our access to these resources, restricting our ability to execute our capital plans in a timely manner. In addition, field service costs are influenced by market conditions and therefore can become cost prohibitive.

Although we have entered into service contracts for a portion of field services that will secure some of our drilling and fracturing services through 2018, access to field services and supplies in other areas of our business will continue to be subject to market availability.

Access to Transportation and Processing Capacity

Market access for crude oil, natural gas liquids and natural gas production in Canada and the U.S. is dependent on our ability, and the ability of our buyers as applicable, to obtain transportation capacity on third party pipelines and rail as well as access to processing facilities. As production increases in prolific resource plays such as the North Dakota Bakken and the Marcellus shale gas, it is possible production may exceed the existing capacity of the gathering, pipeline, processing or rail infrastructure. While third party pipelines, processors and independent rail operators generally expand capacity to meet market needs, there can be differences in timing between the growth of production and the growth of capacity. There are occasionally operational reasons for curtailing transportation and processing capacity. Accordingly, there can be periods where transportation and processing capacity is insufficient to accommodate all the production from a given region, causing added expense and/or volume curtailments for all shippers. Our assets are concentrated in specific regions with varying levels of government that could limit or ban the shipping of commodities by truck, pipeline or rail. Special interest groups could also oppose infrastructure development and/or expansion resulting in a delay or even the cancellation of the required infrastructure, further impeding our ability to produce and market our products. Additionally, the transportation of crude oil by rail has been under closer scrutiny by government regulatory agencies in Canada and the U.S. over the past few years. As a result, transporting crude oil by rail may carry a higher cost versus traditional pipeline infrastructure or other means of transporting production. There is a risk that access to rail transport may be constrained, depending upon any changes made to existing rail transport regulations.

ENERPLUS 2017 FINANCIAL SUMMARY             29

We continuously monitor this risk for both the short and longer term through dialogue and review with the third party pipelines and other market participants. Where available and commercially appropriate, given the production profile and commodity, we attempt to mitigate transportation and processing risk by contracting for firm pipeline or processing capacity or using other means of transportation, including trucking or selling to third parties that have access to capacity.

Oil and Gas Reserves and Resources Risk

The value of our company is based on, among other things, the underlying value of our oil and gas reserves and resources. Geological and operational risks along with product price forecasts can affect the quantity and quality of reserves and resources and the cost of ultimately recovering those reserves and resources. Lower crude oil, natural gas liquids, and natural gas prices along with lower development capital spending associated with certain projects may increase the risk of write‑downs for our oil and gas property investments. Changes in reporting methodology as well as regulatory practices can result in reserves or resources write‑downs.

Each year, independent reserves engineers evaluate the majority of our proved and probable reserves as well as evaluate or audit the resources attributable to a significant portion of our undeveloped land. All reserves information, including our U.S. reserves, has been prepared in accordance with NI 51‑101 standards. For U.S. GAAP accounting purposes, our proved reserves are estimated to be technically the same as our proved reserves prepared under NI 51‑101 and have been adjusted for the effects of SEC constant prices. Independent reserves evaluations have been conducted on approximately 92% of the total proved plus probable net present value (discounted at 10% and using NI 51-101 standards) of our reserves at December 31, 2017. McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated 59% of our Canadian reserves and reviewed the internal evaluation completed by Enerplus on the remaining portion. McDaniel also evaluated 100% of the reserves associated with our U.S. tight oil assets. Netherland, Sewell & Associates, Inc. (“NSAI”) evaluated 100% of our U.S. Marcellus shale gas assets.

The evaluations of best estimate development pending contingent resources associated with a portion of our Canadian waterflood properties and our Fort Berthold assets were conducted by Enerplus’ qualified reserves evaluators and audited by McDaniel. NSAI evaluated our Marcellus shale gas best estimate development pending contingent resources.

The Reserves Committee of the Board of Directors and the Board of Directors has reviewed and approved the reserves and resources reports of the independent evaluators.

Production Replacement Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new land, reserves and/or resources and developing existing reserves and resources. Acquisitions of oil and gas assets will depend on our assessment of value at the time of acquisition and ability to secure the acquisitions generally through a competitive bid process.

Acquisitions and our development capital program are subject to investment guidelines, due diligence and review. Major acquisitions and our annual capital development budget are approved by the Board of Directors and where appropriate, independent reserve engineer evaluations are obtained.

Ability to Divest Properties

Recent regulatory changes in Alberta and Saskatchewan have increased the minimum corporate liability rating required of purchasers of crude oil and natural gas properties.  As a result, the potential number of parties able to acquire our non-core assets has been reduced, we may not be able to obtain full value for such assets, or transactions may involve greater risk and complexity.

Anticipated Benefits of Acquisitions or Divestments

From time to time, we may acquire additional crude oil and natural gas properties and related assets. Achieving the anticipated benefits of such acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures, and personnel in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities from combining and integrating the acquired assets and properties into our existing business. These activities will require the dedication of substantial management effort, time, capital, and other resources, which may divert management's focus, capital and other resources from other strategic opportunities and operational matters during this process. The risk factors specified in this MD&A relating to the crude oil and natural gas business and our operations, reserves and resources apply equally to future properties or assets that we may acquire. We generally conduct due diligence in connection with acquisitions, but there is no assurance that we will identify all the potential risks and liabilities related to such properties.

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When acquiring assets, we are subject to inherent risks associated with predicting the future performance of those assets. We may make certain estimates and assumptions respecting the characteristics of the assets we acquire, that may not be realized over time. As such, assets acquired may not possess the value we attribute to them, which could adversely impact our future cash flows. To the extent that we make acquisitions with higher growth potential, the higher risks often associated may result in increased chances that actual results may vary from our initial estimates. An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods, approaches, and assumptions than those of our engineers, and these initial assessments may differ significantly from our subsequent assessments.

Certain acquisitions, and in particular acquisitions of higher risk/higher growth assets and the development of those acquired assets, may require capital expenditures and we may not receive cash flow from operations from these acquisitions for several years, or in amounts less than anticipated. Accordingly, the timing and amount of capital expenditures may adversely affect our cash flow.

We may also seek to divest of properties and assets from time to time. These divestments may consist of non‑core properties or assets, or may consist of assets or properties that are being monetized to fund alternative projects or development or debt repayments. There can be no assurance that we will be successful, that we will realize the amount of desired proceeds, or that such divestments will be viewed positively by the financial markets. Divestments may negatively affect our results of operations or the trading price of our common shares. In addition, although divestments typically transfer future obligations to the buyer, we may not be exempt from certain future obligations, including abandonment, reclamation, and/or remediation if applicable, which may have an adverse effect on our operations and financial condition.

Access to Capital Markets

Our access to capital has allowed us to fund a portion of our acquisitions and development capital program through issuance of equity and debt in past years. Continued access to capital is dependent on our ability to optimize our existing assets and to demonstrate the advantages of the acquisition or development program that we are financing at the time, as well as investors’ view of the oil and gas industry overall. We may not be able to access the capital markets in the future on terms favorable to us, or at all. Our continued access to capital markets is dependent on corporate performance and investor perception of future performance (both corporately and for the oil and gas sector in general).

We are required to assess our “foreign private issuer” status under U.S. securities laws on an annual basis. If we were to lose our status as a “foreign private issuer” under U.S. securities laws, we may have restricted access to capital markets for a period of time until the required approvals are in place from the SEC.

Risk of Public Opposition and Activism

The oil and natural gas industry elicits concerns over climate change, as well as general public opposition to the industry. As a result, industry participants such as Enerplus may be subject to increased public activism, as well as extensive environmental regulation. Activist activity may result in increased costs due to delays or damage.

The expansion of our business activities, both geographically and with a focus on exploration, may draw increased attention from shareholder activists who oppose our strategy, which could have an adverse effect on market value. Our ongoing participation in the Canadian and U.S. capital markets may expose us to greater risk of class action lawsuits related to securities law, title, contractual and environmental matters.

Health, Safety and Environmental Risk

Health, safety and environmental risks impact our workforce and operating costs and result in the enhancement of our business practices and standards. There may be risks associated with hydraulic fracturing or produced water disposal including the risk of induced seismicity with the injection of fluid into any reservoir. We expect regulatory frameworks will be amended or continue to emerge in this regard. Although Enerplus proactively mitigates perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the U.S. impose more stringent compliance requirements surrounding hydraulic fracturing. The impact of such changes on our business could increase our cost of compliance and the risk of litigation and environmental liability.

We have an S&SR department that develops standards and systems to manage health, safety and environmental risks, and regulatory compliance. The S&SR Committee of our Board of Directors is responsible for overseeing the organization’s health, safety and environmental performance and ensuring there are adequate systems in place to support ongoing compliance, and to plan and execute activities in a safe and socially responsible manner. We have insurance to cover a portion of our property losses, liability and business interruption. At present, we believe we are, and expect to continue to be, in compliance with all material applicable environmental laws and regulations and have included appropriate amounts in our capital expenditure budget to continue to meet our ongoing environmental obligations.

ENERPLUS 2017 FINANCIAL SUMMARY             31

Changes in Income Tax and Other Laws

Income tax, other laws or government incentive programs relating to the oil and gas industry may be changed in a manner that adversely affects us or our security holders. Canadian, U.S. and foreign tax authorities may interpret applicable tax laws, tax treaties or administrative positions differently than we do or may disagree with how we calculate our income for tax purposes in a manner which is detrimental to us and our security holders.

We monitor developments with respect to pending legal changes and work with the industry and professional groups to ensure that our concerns with any changes are made known to various government agencies. We obtain confirmation from independent legal counsel and advisors with respect to the interpretation and reporting of material transactions.

Risk of Impairment of Oil and Gas Properties, Deferred Tax Assets and Goodwill

Under U.S. GAAP, the net capitalized cost of oil and gas properties, net of deferred income taxes, is limited to the present value of after‑tax future net revenue from proved reserves, discounted at 10%, and based on the unweighted average of the closing prices for the applicable commodity on the first day of the twelve months preceding the issuer’s reporting date. The amount by which the net capitalized costs exceed the discounted value will be charged to net income.

Under U.S. GAAP, the net deferred tax asset is limited to the estimate of future taxable income resulting from existing properties. We estimate future taxable income based on before‑tax future net revenue from proved plus probable reserves, undiscounted, using forecast prices, and adjusted for other significant items affecting taxable income. The amount by which the gross deferred tax assets exceed the estimate of future taxable income will be charged to net income, however these amounts can be reversed in future periods if future taxable income increases.

Goodwill impairment testing is performed on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We perform a qualitative assessment by evaluating potential indicators of impairment, and if it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value with an offsetting charge to net income.

Commodity prices improved in 2017 and no impairment was recorded on our crude oil and natural gas assets, compared to a non-cash impairment of $301.2 million in 2016. With the improvement in commodity prices, we removed our remaining non-capital valuation allowance on our deferred tax asset in 2017 due to higher projected future taxable income in Canada and the U.S. We recorded no goodwill impairments in 2017 and 2016. There is a  risk of impairment on our oil and gas properties, deferred tax asset and goodwill if commodity prices weaken, costs increase, or if there is a downward revision to reserves.  Please refer to the “Impairments” and “Income Taxes” sections of the MD&A and Notes 5 and 12 of the Financial Statements for further details.

Foreign Currency Exposure

We have exposure to fluctuations in foreign currency as most of our senior notes are denominated in U.S. dollars. Our U.S. operations are directly exposed to fluctuations in the U.S. dollar when translated to our Canadian dollar denominated financial statements. We also have indirect exposure to fluctuations in foreign currency as our crude oil sales and a portion of our natural gas sales are based on U.S. dollar indices. Our oil and gas revenues are positively impacted when the Canadian dollar weakens relative to the U.S. dollar. However, our U.S. capital spending, transportation and operating costs, interest expense and debt repayments are negatively impacted with a weak Canadian dollar.

Currently, we do not have any foreign exchange contracts in place to hedge our foreign exchange exposure. However, we continue to monitor fluctuations in foreign exchange and the impact on our operations.

Title Defects or Litigation

Unforeseen title defects or litigation may result in a loss of entitlement to production, reserves and resources.

Although we conduct title reviews prior to the purchase of assets these reviews do not guarantee that an unforeseen defect in the chain of title will not arise. We maintain good working relationships with our industry partners; however, disputes may arise from time to time with respect to ownership of rights of certain properties or resources.

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Cyber Security Risks

We are subject to a variety of information technology and system risks as part of our normal course operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach and destruction or interruption of our information technology systems by third parties or insiders. Although we have security measures and controls in place that are designed to mitigate these risks, a breach of our security and/or a loss of information could occur and result in a loss of material and confidential information, reputation damage, a breach in privacy laws and disruption to business activities. The significance of any such event is difficult to quantify, but may be material in certain circumstances and could have a material effect on our business, financial condition and results of operations.

Counterparty and Joint Venture Credit Exposure

We are subject to the risk that the counterparties to our risk management contracts, marketing arrangements and operating agreements and other suppliers of products and services may default on their obligations under such agreements as a result of liquidity requirements or insolvency. Low oil and natural gas prices increase the risk of bad debts related to our joint venture and industry partners. A failure of our counterparties to perform their financial or operational obligations may adversely affect our operations and financial position. In addition to the usual delays in payment by purchasers of crude oil and natural gas, payments may also be delayed by, among other things:  (i) capital or liquidity constraints experienced by our counterparties, including restrictions imposed by lenders; (ii) accounting delays or adjustments for prior periods; (iii) delays in the sale or delivery of products or delays in the connection of wells to a gathering system; (iv) weather related delays, such as freeze‑offs, flooding and premature thawing; (v) blow‑outs or other accidents; or (vi) recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for these expenses. Any of these delays could reduce the amount of our cash flow and the payment of cash dividends to our shareholders in a given period and expose us to additional third party credit risks.

A credit review process is in place to assess and monitor our counterparties’ credit worthiness on a regular basis. This includes reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted we attempt to obtain financial assurances such as letters of credit, parental guarantees, or third party insurance to mitigate our counterparty risk. In addition, we monitor our receivables against a watch list of publicly traded companies that have high debt‑to‑cash flow ratios or fully drawn bank facilities and, where possible, take our production in kind rather than relying on third party operators. In certain instances, we may be able to aggregate all amounts owing to each other and settle with a single net amount.

See the “Liquidity and Capital Resources” section for further information.

Debt covenants may be exceeded with no ability to negotiate covenant relief

Declines in oil and natural gas prices may result in a significant reduction in earnings or cash flow, which could lead us to increase drawn amounts under the bank credit facility to carry out our operations and fulfill our obligations. Significant reductions to cash flow, significant increases in drawn amounts under the bank credit facility or significant reductions to proved reserves may result in a breach of our debt covenants. If a breach occurs, there is a risk that we may not be able to negotiate covenant relief with one or more of our lenders. Failure to comply with debt covenants or negotiate relief may result in our indebtedness under the bank credit facility and senior note agreements becoming immediately due and payable, which may have a material adverse effect on our operations and financial condition.

Our most restrictive debt covenant is a maximum senior debt to adjusted EBITDA ratio of 3.5x for a period of up to six months, after which it drops to 3.0x. At December 31, 2017, our senior debt to adjusted EBITDA ratio was 1.2x. We routinely review our compliance with covenants based on actual and forecasted results, and have the ability to adjust our capital spending levels and dividends or pursue asset divestments and equity issuances to comply with our covenants.

See the “Liquidity and Capital Resources” section for further information.

Interest Rate Exposure

Movements in interest rates and credit markets may affect our borrowing costs and value of investments such as our shares as well as other equity investments.

Currently, we do not have any floating interest rate debt. At December 31, 2017, we were undrawn on our $800 million bank credit facility, and our debt consisted of fixed interest rate senior notes.

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ADJUSTED FUNDS FLOW SENSITIVITY

The sensitivities below reflect all commodity contracts listed in Note 14 to the Financial Statements and are based on 2018 guidance price levels. To the extent crude oil and natural gas prices change significantly from current levels, the sensitivities will no longer be relevant.

Estimated Effect on
2018 Adjusted Funds Flow
Sensitivity Table	per Share(1)
Change of US$0.50 per Mcf in the price of NYMEX natural gas(2)	$0.19
Change of US$5.00 per barrel in the price of WTI crude oil(2)	$0.19
Change of 1,000 BOE/day in production	$0.03
Change of $0.01 in the US/CDN exchange rate	$0.02
Change of 1% in interest rate(3)	$ nil
(1)	Assumes 242.1 million weighted average shares outstanding.
(2)	Includes the impact of commodity derivative instruments.
(3)

There is no impact to adjusted funds flow for an increase in interest rates, as Enerplus is currently undrawn on its floating interest rate bank credit facility and all outstanding senior notes are based on fixed interest rates.

2018 GUIDANCE

A summary of our previously released 2018 guidance is below.

Summary of 2018 Expectations	Target
Capital spending	$535 - $585 million
Average annual production	86,000 – 91,000 BOE/day
Average annual crude oil and natural gas liquids production	46,000 – 50,000 bbls/day
Average royalty and production tax rate (% of gross sales, before transportation)	25%
Operating expenses	$7.00/BOE
Transportation costs	$3.60/BOE
Cash G&A expenses	$1.65/BOE

2018 Differential/Basis Outlook(1)	Target
U.S. Bakken crude oil differential (compared to WTI crude oil)	US$(2.50)/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	US$(0.40)/Mcf

(1)	Excluding transportation costs.

NON‑GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and therefore may not be comparable with the calculation of similar measures by other entities:

“Netback” is used by Enerplus and is useful to investors and securities analysts in evaluating operating performance of our crude oil and natural gas assets. The term netback is calculated as oil and natural gas sales less royalties, production taxes, cash operating expenses and transportation costs.

Calculation of Netback	Year ended December 31,
($ millions)	2017	2016	2015
Oil and natural gas sales, net of royalties	$920.7	$722.7	$884.4
Less:
Production taxes	(54.3)	(37.4)	(50.9)
Cash operating expenses(1)	(197.7)	(249.0)	(340.1)
Transportation costs	(111.3)	(107.1)	(114.7)
Netback before hedging	$557.4	$329.2	$378.7
Cash gains/(losses) on derivative instruments	8.6	80.3	287.7
Netback after hedging	$566.0	$409.5	$666.4
(1)	Operating costs adjusted to exclude non‑cash gains on fixed price electricity swaps of $0.6 million in 2017, gains of $1.1 million in 2016 and losses of $0.4 million in 2015.

34             ENERPLUS 2017 FINANCIAL SUMMARY

“Adjusted funds flow” is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. Adjusted funds flow is calculated as net cash from operating activities before asset retirement obligation expenditures and changes in non‑cash operating working capital.

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow	Year ended December 31,
($ millions)	2017	2016	2015
Cash flow from operating activities	$476.2	$312.3	$465.3
Asset retirement obligation expenditures	12.9	8.4	14.9
Changes in non-cash operating working capital	35.0	(15.1)	12.9
Adjusted funds flow	$524.1	$305.6	$493.1

“Net debt to adjusted funds flow ratio” is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The net debt to adjusted funds flow ratio is calculated as total debt net of cash, including restricted cash, divided by a trailing 12 months of adjusted funds flow. This measure is not equivalent to debt to earnings before interest, taxes, depreciation, amortization, impairment and other non‑cash charges (“adjusted EBITDA”) and is not a debt covenant.

“Adjusted payout ratio” is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. We calculate our adjusted payout ratio as cash dividends plus capital and office expenditures divided by adjusted funds flow.

Calculation of Adjusted Payout Ratio	Year ended December 31,
($ millions)	2017	2016	2015
Cash dividends	$29.0	$35.4	$132.0
Capital and office expenditures	460.7	210.6	497.9
Sub-total	$489.7	$246.0	$629.9
Adjusted funds flow	$524.1	$305.6	$493.1
Adjusted payout ratio (%)	93%	80%	128%

“Adjusted EBITDA” is used by Enerplus and its lenders to determine compliance with financial covenants under its bank credit facility and outstanding senior notes.

Reconciliation of Net Income to Adjusted EBITDA(1)
($ millions)	December 31, 2017
Net income/(loss)	$237.0
Add:
Interest	38.7
Current and deferred tax expense/(recovery)	82.0
DD&A and asset impairment	250.8
Other non-cash charges(2)	(26.2)
Sub-total	$582.3
Adjustment for material acquisitions and divestments(3)	(12.3)
Adjusted EBITDA	$570.0
(1)	Adjusted EBITDA is calculated based on the trailing four quarters.
(2)	Includes the change in fair value of commodity derivatives, fixed price electricity swaps and equity swaps, non-cash SBC, and unrealized foreign exchange gains/losses.
(3)

EBITDA is adjusted for material acquisitions or divestments during the period with net proceeds greater than $50 million as if that acquisition or divestment had been made at the beginning of the period.

In addition, the Company uses certain financial measures within the “Overview” and “Liquidity and Capital Resources” sections of this MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and, therefore, may not be comparable with the calculation of similar measures by other entities. Such measures include “debt net of cash”, “senior debt to adjusted EBITDA”, “total debt to adjusted EBITDA”, “total debt to capitalization”, “maximum debt to consolidated present value of total proved reserves” and “adjusted EBITDA to interest” and are used to determine the Company’s compliance with financial covenants under its bank credit facility and outstanding senior notes. Calculation of such terms is described under the “Liquidity and Capital Resources” section of this MD&A.

ENERPLUS 2017 FINANCIAL SUMMARY             35

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal controls over financial reporting as defined in Rule 13a – 15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52‑109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at December 31, 2017, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on January 1, 2017 and ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

This MD&A contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", “guidance”, "ongoing", "may", "will", "project", "plans", “budget”, "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2018 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our adjusted funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management program in 2018 and in the future; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash G&A, share-based compensation and financing expenses; operating and transportation costs; capital spending levels in 2018 and impact thereof on our production levels and land holdings; potential future asset and goodwill impairments, as well as relevant factors that may affect such impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and net debt to adjusted funds flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes and to negotiate relief if required; our future acquisitions and dispositions, expecting timing thereof and use of proceeds therefrom; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this MD&A reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to negotiate debt covenant relief under our bank credit facility and outstanding senior notes if required; the availability of third party services; and the extent of our liabilities. In addition, our 2018 guidance contained in this MD&A is based on the following: a WTI price of US$50.00/bbl, a NYMEX price of US$3.00/Mcf, and a USD/CDN exchange rate of 1.28. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued low commodity prices environment or future decline of commodity prices; changes in realized prices of Enerplus’ products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of

36             ENERPLUS 2017 FINANCIAL SUMMARY

competitors, including drilling and completions operations that offset our operations and that cause Enerplus to reduce or shut-in individual well production for safety reasons for a period of time; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our AIF and Form 40-F as at December 31, 2017).

The purpose of our adjusted funds flow sensitivity is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ENERPLUS 2017 FINANCIAL SUMMARY             37